SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Quarterly Information (ITR)

Parent Company and Consolidated

GOL Linhas Aéreas Inteligentes S.A.

June 30, 2022

with Review Report on the Quarterly Information

Gol Linhas Aéreas Inteligentes S.A.

Parent Company and Consolidated Quarterly Information (ITR)

June 30, 2022

Contents

Comments on the Performance	2
Report of the Statutory Audit Committee (SAC)	7
Statement of the Executive Officers on the Parent Company and Consolidated Quarterly Information (ITR)	8
Statement of the Executive Officers on the Independent Auditors’ Review Report	9
Independent Auditors’ Review Report on the Quarterly Information (ITR)	10

Balance Sheets	12
Income Statement	14
Comprehensive Income Statements	16
Statements of Changes in Shareholders’ Equity	17
Cash Flow Statements	18
Statement of Added Value	20
Notes on the Parent Company and Consolidated Quarterly Information (ITR)	21

Comments on the Performance

The Company’s second-quarter results demonstrate the consistent recovery in a quarter historically characterized by low seasonality in the Brazilian airline industry. Investments in technology and product offerings are essential to expanding GOL’s leadership position, both with the current recovery of the corporate segment and the increase in the offer of new routes for Customers looking for leisure destinations.

Efficient Yield Management

In April, dynamic yield management enabled GOL to offset the increase in fuel costs. In May and June, concurrently with the transition to the low season, GOL adjusted its capacity level to stabilize fares in the short term. As a result, average yield per passenger for the quarter grew by 66.2% compared to 2Q21, to a record R$43 cents.

One of GOL’s key strengths has always been its discipline in managing capacity, due to its flexible single-fleet model, which enables the Company to rapidly adjust its flight offer to the projected demand in each market. This, combined with the continuous recovery of productivity through increased utilization and higher efficiency of its operating fleet, position GOL for further success in its margin expansion strategy.

“One of the synergies from the reintegration of Smiles is optimization in the sale of seats and, consequently, the growth of customer loyalty. We have compounded on that advantage with the resumption of investments in technology and data analysis that enable us to increase yield accuracy. As a result, we achieved the highest yield ever, even in the historically weakest quarter of the year,” said Eduardo Bernardes, Chief Revenue Officer.

Acceleration of Fleet Renewal with 737-MAX as Pillar in Cost Reduction

In this quarter, the Company received three new Boeing 737-MAX 8 aircraft, increasing the share of this model to 24% of the total fleet. Maintaining the pace of fleet transformation will enable GOL to end the year with 44 737-MAX 8 aircraft, or 33% of the total, with increased productivity and greater cost efficiency. These new aircraft are integral to GOL’s strategy for growth, consistency and proximity, including its goal to reach net zero carbon by 2050, and feature 15% fuel savings, 16% lower carbon emissions, 40% less noise and longer range compared to the Boeing 737-NG.

The Company carried out the scheduled return of a Boeing 737-NG aircraft and signed contracts for the early return of four other aircraft. GOL expects to end the year with 92 737-NG aircraft, of which three of them converted to dedicated freighter models for the partnership with MELI, which should generate approximately R$100 million in incremental revenue at GOLLOG. The first cargo aircraft will start operations at the end of August/22.

“We are confident that the increase in operating fleet utilization, which generated 27.5% productivity gains this quarter, combined with the fuel savings from the new generation 737-MAX aircraft will enable us to expand our leadership in unit costs and maintain disciplined growth of our offer for the second half of the year,” commented Celso Ferrer.

Network Expansion

The Company continues to expand its network, especially at airports with high corporate demand. The recovery of this market as of April/22 led to an increase of approximately 20% and 40% in the offer of flights, respectively in Congonhas (São Paulo) and Santos Dumont (Rio de Janeiro).

For regional markets, GOL’s network opened four new bases this quarter: Ribeirão Preto, São José do Rio Preto, Passo Fundo and Uruguaiana, all with connections in Guarulhos (São Paulo), in addition to announcing two new destinations, Ipatinga and Uberaba, both in Minas Gerais.

In the international market, flights to the United States, Argentina, Paraguay and Bolivia – all destinations, which had been suspended during the pandemic - were resumed. Specifically for Argentina, whose demand has strengthened due to the exchange rate, the “air bridge” between São Paulo (Guarulhos) and Buenos Aires (Aeroparque) was announced in partnership with Aerolineas Argentina, with which GOL has had a codeshare agreement for over 10 years. The direct flights will have exclusive facilities and benefits as of 4Q22.

“The consistent growth in our second quarter results reflects an expansion of our services in regional markets, increased presence in premium markets, and the creation of new opportunities to generate complementary revenues. We’ve achieved this while simultaneously preserving the flexibility of our single-fleet model which, combined with our experienced Team of Eagles, enables us to adapt to the evolving market dynamics quickly and efficiently,” commented Eduardo Bernardes.

2

Liquidity Management and Margin Strengthening

The Company ended June/22 with liquidity (cash and cash equivalents, financial investments, trade receivables and deposits) of R$4.0 billion. Disregarding the exchange rate variation, the level of financial debt remained stable when compared to the pre-pandemic period, with significantly lower short-term amortizations compared to its competitors and without significant maturities for the next two years. GOL maintained credit ratings of Fitch B-, Moody’s B3, S&P CCC+.

The maintenance costs required for new deliveries of the 737-MAX as part of the fleet renewal acceleration plan will largely be met through financing lines already obtained from counterparties and through use of the maintenance deposit balance. GOL does not have significant expenditures for future aircraft acquisition advances (“PDPs”), associated with additional new 737-MAX aircraft.

Richard Lark, CFO, said: “We prioritized liability management and preserved assets during the pandemic, as we believed we would be in a unique position to focus on recovering our margins and expanding our competitive cost advantages. We do not have significant maturities in the near-term and we will gradually lead GOL to strengthen its balance sheet with financial deleveraging.”

Continuous Focus on the Customer Experience

GOL believes that the Customer experience will be critical to growth of market share post-pandemic, as passengers will look to fly with airlines that they trust for Safety and Service. In the second quarter, the Company has made important progress in enhancing services for its Customers. In May/22, the VIP lounges for international and domestic departures (GOL Premium Lounge) at Guarulhos airport were reopened and on-board service on domestic flights was re-established. International flights have had full in-flight service since November/21. GOL’s domestic NPS increased to 44 in 2Q22.

In June, GOL received a new award as the airline with the best Wi-Fi in South America by APEX (Airline Passenger Experience Association), based on a survey that collected anonymous opinions from passengers on around 1 million flights carried out by more than 600 airlines around the world. As of July/22, Smiles Customers can use the Facebook and WhatsApp messaging applications completely free of charge on GOL flights with internet available.

The partnership between GOL and American Airlines (AA) was expanded so that Customers of both airlines’ loyalty programs can enjoy more benefits and convenience. For instance, the Top Tier benefit for AAdvantage and Smiles Diamante Customers, traveling to destinations operated between GOL and American Airlines transforms the entire trip into a unique experience, from ticket purchase to final destination. In operation since February/20, the existing codeshare agreement between GOL and AA represents the largest route network in the Americas and allows the Company's Customers to conveniently connect to more than 40 destinations in the United States.

“As we seek to further strengthen our market leadership in the post-pandemic environment, we have been improving the Customer experience on flights operated by GOL. We continue to invest in better products and technology that will create a new experience for travel. In the next growth cycle, we will strive toward greater excellence in our relationship with Customers and Employees,” commented Carla Fonseca, Chief Experience Officer.

Re-incorporation of Smiles, GOL’s Loyalty Program

2Q22 proved the continuous improvement in all of Smiles’ performance indicators, boosted by the operational and financial synergies captured after the merger was concluded. As anticipated, the Smiles re-incorporation led to new revenue-generating opportunities; the loyalty program reached a record 20 million Customers and revenue of approximately R$1.0 billion in the second quarter, more than doubling 2Q21 figure and being the 5th consecutive quarter of sales increase.

Adding the tax synergies, working capital and unified inventory management, approximately R$1.3 billion was captured in cash, resulting in a payback of less than 1 year on the acquisition price. The Company also plans to obtain approximately R$3 billion of incremental cash flow from further synergies in the coming years.

“Smiles’ performance has surpassed our expectations every quarter, demonstrating the success of the assertive moves to strengthen the balance sheet and capital structure led by GOL. In addition to promoting high added value to the Company’s operations, Smiles continues to be an extremely valuable unencumbered asset,” concluded Richard Lark.

3

ESG Initiatives

GOL continues to advance several projects and initiatives that focus on ESG. The Company’s Diversity, Equity and Inclusion (DEI) Committee, composed of a diverse selection of employees from its Team of Eagles, conducts in-depth discussions on DEI topics, studying and proposing actions to increase diversity in leadership positions.

GOL’s policies and ethics and compliance programs review organizational anti-corruption policies and current legal and compliance guidelines, strengthening the Company’s capabilities to prevent, detect and respond to violations.

GOL remains focused on its commitment to achieving net zero carbon by 2050. The IEnvA Stage 2 certification process provides a complete validation of the Company’s Environmental Management System (EMS) at a level equivalent to ISO 14001. In 2020, GOL was the first airline in Brazil and one of 14 worldwide to earn the Stage 1 Seal, a certification developed by IATA for airlines.

On-going environmental initiatives include the Company’s partnership with MOSS; GOL issues tickets at check-in with a QR-Code to the MOSS website, where Customers can calculate and offset their carbon footprint on any flight performed by the Company.

GOL is one of the most transparent companies on ESG initiatives. For more information, the Company’s 2022 Sustainability Report is available at the following link: https://ri.voegol.com.br/conteudo_en.asp?idioma=1&conta=44&tipo=53779

Operational and Financial Indicators

Traffic Data – GOL (in millions)	2Q22	2Q21	% Chg.
RPK GOL – Total	6,967	3,432	103.0%
RPK GOL – Domestic	6,457	3,432	88.1%
RPK GOL – Foreign Market	510	-	NM
ASK GOL – Total	9,021	4,033	123.7%
ASK GOL – Domestic	8,432	4,033	109.1%
ASK GOL – Foreign Market	589	-	NM
GOL Load Factor – Total	77.2%	85.1%	(7.9 p.p.)
GOL Load Factor – Domestic	76.6%	85.1%	(8.5 p.p.)
GOL Load Factor – Foreign Market	86.7%	-	NM
Operating Data	2Q22	2Q21	% Chg.
Revenue Passengers - Pax on Board ('000)	5,847	2,922	100.1%
Aircraft Utilization (Block Hours/Day)	10.2	8.0	27.5%
Departures	45,538	19,662	131.6%
Total Seats (‘000)	8,024	3,504	129.0%
Average Stage Length (km)	1,124	1,139	(1.3%)
Fuel Consumption in the Period (mm liters)	245	113	116.8%
Full-Time Employees (at period end)	14,290	13,754	3.9%
Average Operating Fleet(4)	98	53	84.9%
On-Time Departures	94.7%	96.3%	(1.6 p.p.)
Flight Completion	99.4%	99.0%	0.4 p.p.
Passenger Complaints (per 1,000 pax)	2.42	1.35	79.3%
Lost Baggage (per 1,000 pax)	2.25	1.89	19.0%
Financial Data	2Q22	2Q21	% Chg.
Net YIELD (R$ cents)	43.00	25.87	66.2%
Net PRASK (R$ cents)	33.21	22.01	50.9%
Net RASK (R$ cents)	35.94	25.50	40.9%
CASK (R$ cents)	38.07	45.59	(16.4%)
Non-fuel CASK[2] (R$ cents)	22.01	36.26	(39.4%)
Recurring CASK (R$ cents) (5)	35.38	44.47	(20.4%)
Recurring ex-fuel CASK (R$ cents) (5)	19.31	35.15	(45.1%)
Breakeven Load Factor Ex-Non Recurring Expenses	76.0%	148.4%	(72.4 p.p.)
Average Exchange Rate(1)	4.92	5.29	(7.0%)
End of Period Exchange Rate(1)	5.24	5.00	4.7%
WTI (Average per Barrel, US$)(2)	108.41	66.10	64.0%
Fuel Price per Liter (R$) (3)	6.03	3.34	80.5%
Gulf Coast Jet Fuel Cost (average per liter, US$)(2)	1.03	0.46	123.9%

(1) Source: Central Bank of Brazil; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (4) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the quarterly information due to rounding. (5) Excludes non-recurring expenses with the fleet transformation

4

Domestic Market

Demand in the domestic market reached 6,457 million RPK, up by 88% compared to 2Q21, reaching 80% of the RPK recorded in 2Q19.

Supply in the domestic market, in turn, reached 8,432 million ASK, up by 109.1% compared to 2Q21 and achieving 87% of 2Q19 levels.

The load factor was 76.6% and the Company transported around 5.6 million Customers in 2Q22, up by 88% compared to the same quarter of the previous year.

International Market

Offer in the international market, measured in ASK, was 589 million, and demand, measured in RPK, was 510 million. Compared to 2Q21, the percentage comparison is distorted since the previous base is null.

In this period, GOL transported around 197,954 passengers in the international market.

Volume of Departures and Total Seats

In 2Q22, the Company's total volume of departures was 45,538, up by 131.6% compared to 2Q21. The total number of seats available on the market was 8.0 million, also up, by 129% compared to the same period of the previous year.

PRASK, RASK and Yield

Net PRASK in 2Q22 grew by 51% over 2Q21, reaching 33.21 cents (R$). The Company's net RASK reached 35.94 cents (R$), up by 41%, also compared to 2Q21. The net yield recorded in 2Q22 reached 43.00 cents (R$), up by 66.2% compared to the same quarter of the previous year.

All the quarterly profitability indicators, described above, also had a significant growth compared to 2019, proving the Company's continuous and efficient capacity management and pricing.

Fleet

At the end of 2Q22, GOL's total fleet reached 144 Boeing 737 aircraft, with 110 NGs and 34 MAXs. GOL’s entire fleet is made of narrow-body aircraft with 98% financed via operating leases and 2% financed via finance leases.

Total Fleet at the End of Period	2Q22	2Q21	Chg.	1Q22	Chg.
Boeing 737	144	127	17	129	15
737-700 NG	21	23	-2	23	-2
737-800 NG	89	94	-5	91	-2
737 MAX 8	34	10	24	15	19

On June 30, 2022, GOL had 95 firm orders to acquire Boeing 737-MAX aircraft, 70 for the 737-MAX 8 model and 25 for the 737-MAX 10 model. The Company's fleet plan includes returning around 28 operational aircraft by the end of 2023, with the flexibility to return more or less aircraft if necessary.

 Glossary of Industry Terms

•	AIRCRAFT LEASING: An agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
•	AVAILABLE SEAT KILOMETERS (ASK): The aircraft seating capacity is multiplied by the number of kilometers flown.
•	BARREL OF WEST TEXAS INTERMEDIATE (WTI): Intermediate oil from Texas, a region that refers to the name for concentrating oil exploration in the USA. WTI is used as a reference point in oil for the US derivatives markets.
•	BRENT: Refers to oil produced in the North Sea, traded on the London Stock Exchange, serving as a reference for the derivatives markets in Europe and Asia.
•	TOTAL CASH: Total cash and cash equivalents and short- and long-term investments.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): Operating expenses divided by the total number of available seat kilometers.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): Operating cost divided by total available seat kilometers excluding fuel expenses.
•	AVERAGE STAGE LENGTH: It is the average number of kilometers flown per stage performed.
•	EXCHANGEABLE SENIOR NOTES (ESN): Securities convertible into shares.

5

•	AIRCRAFT CHARTER: Flight operated by a Company that is out of its normal or regular operation.
•	BLOCK HOURS: Time in which the aircraft is in flight, plus taxi time.
•	LESSOR: The party renting a property or other asset to another party, the lessee.
•	LONG-HAUL FLIGHTS: Long-distance flights (in GOL’s case, flights of more than four hours).
•	REVENUE PASSENGERS: Total number of passengers on board who have paid more than 25% of the full flight fare.
•	REVENUE PASSENGER KILOMETERS PAID (RPK): Sum of the products of the number of paying passengers on a given flight and the length of the flight.
•	PDP: Credit for financing advances for the acquisition of aircraft.
•	Load Factor: Percentage of the aircraft’s capacity used in terms of seats (calculated by dividing the RPK/ASK).
•	Break-Even Load Factor: Load factor required for operating revenues to correspond to operating expenses.
•	Aircraft Utilization Rate: Average number of hours per day that the aircraft was in operation.
•	Passenger Revenue per Available Seat Kilometer (PRASK): Total passenger revenue divided by the total available seat kilometers.
•	Operating Revenue per Available Seat Kilometers (RASK): The operating revenue is divided by the total available seat kilometers.
•	Sale-leaseback: A financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.
•	SLOT: The right of an aircraft to take off or land at a given airport for a determined period.
•	Sub-Lease: An arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	Freight Load Factor (FLF): Measure of capacity utilization (% of AFTKs used). Calculated by dividing FTK by AFTK.
•	Freight Tonne Kilometers (FTK): The demand for cargo transportation is calculated as the cargo's weight in tons multiplied by the total distance traveled.
•	Available Freight Tonne Kilometer (AFTK): Weight of the cargo in tons multiplied by the kilometers flown.
•	Yield per Passenger Kilometer: The average value paid by a passenger to fly one kilometer.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial income (expenses), and those related to growth prospects of GOL, which are, by nature, subject to significant risks and uncertainties. The estimates and forecasts in this document involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, and which may lead the results, performances or events to be substantially different from those expressed or implied in these statements. The forward-looking statements in this document are based on several assumptions related to GOL’s current and future business strategies and GOL’s future operating environment and are not a guarantee of future performance. GOL does not issue any statement or provide any guarantee that the results anticipated by the estimates in this document will be equivalent to those achieved by GOL. Although GOL believes that the estimates here are reasonable, they may prove to be incorrect, and the results may be different. These are merely estimates and projections and, as such, are based exclusively on management's expectations for GOL. Such forward-looking statements depend, substantially, on external factors and risks presented in the disclosure documents filed by GOL, apply exclusively to the date they were issued and are, therefore, subject to change without prior notice.

Non-Accounting Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “total liquidity” and "EBITDA". GOL’s Management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

6

Report of the Statutory Audit Committee (“SAC”)

The Statutory Audit Committee of Gol Linhas Aéreas Inteligentes S.A., in compliance with its legal and statutory obligations, has reviewed the Parent Company and Consolidated Quarterly Information (ITR) for the period ended on June 30, 2022. Based on the procedures we have undertaken and considering the independent auditors’ review report issued by Ernst & Young Auditores Independentes S.S, as well as the information and explanations we have received during the quarter, our conclusion is that these documents can be submitted to the assessment of the Board of Directors.

São Paulo, July 27, 2022.

Germán Pasquale Quiroga Vilardo

Member of the Statutory Audit Committee

Marcela de Paiva Bomfim Teixeira

Member of the Statutory Audit Committee

Philipp Schiemer

Member of the Statutory Audit Committee

7

Statement of the Executive Officers on the Parent Company and Consolidated Quarterly Information (ITR)

Under CVM Instruction 80/2022, the executive officers state that they have discussed, reviewed and agreed with the parent company and consolidated quarterly information (ITR) for the three-month and six-month periods ended on June 30, 2022.

São Paulo, July 27, 2022.

Celso Ferrer

Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President, Chief Financial Officer and Investor Relations Officer

8

Statement of the Executive Officers on the Independent Auditors’ Review Report

Under CVM Instruction 80/2022, the Executive Board states that it has discussed, reviewed and agreed with the conclusion of the review report from the independent auditor, Ernst & Young Auditores Independentes S.S, on the parent company and consolidated quarterly information (ITR) for the three-month and six-month periods ended on June 30, 2022.

São Paulo, July 27, 2022.

Celso Ferrer

Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President, Chief Financial Officer and Investor Relations Officer

9

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

A free translation from Portuguese into English of independent auditor’s review report on quarterly information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS)

Independent auditor’s review report on quarterly information

To the

Shareholders, Board of Directors and Management of

Gol Linhas Aéreas Inteligentes S.A.

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Gol Linhas Aéreas Inteligentes S.A. (the Company) for the quarter ended June 30, 2022, comprising the balance sheet as of June 30, 2022 and the related statements of income and of comprehensive income for the three and six-month periods then ended, and the statements of changes in shareholders’ equity and of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 – Interim Financial Reporting, and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

10

Emphasis of matter – The Company’s ability to continue as a going concern

We draw attention to note 1.4 to the individual and consolidated interim financial information, which states that, according to the individual and consolidated balance sheets as of June 30, 2022, the Company presented negative individual and consolidated shareholders’ equity of R$20,166,392 thousand, as well as that current liabilities exceeded total current assets, individual and consolidated, by R$41,958 thousand and R$9,519,045 thousand, respectively. As disclosed in note 1.4, these events or conditions, together with other matters described in Note 1.4, indicate the existence of substantial doubt about the Company’s ability to continue as a going concern. Our conclusion is not qualified in respect of this matter.

Other matters

Correspondent figures

The Company`s individual and consolidated financial statements for the year ended December 31, 2021 and the individual and consolidated interim financial information for the period ended June 30, 2021, were audited and reviewed under the responsibility of other independent auditor, who issued reports, on March 14, 2022 and July 28, 2021, with an unmodified opinion and conclusion over the individual and consolidated financial statements and the individual and consolidated interim financial information, respectively.

Statements of value added

The abovementioned quarterly information include the individual and consolidated statements of value added (SVA) for the six-month period ended June 30, 2022, prepared under Company’s Management responsibility and presented as supplementary information by IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

São Paulo, July 27, 2022.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Original report in Portuguese signed by

Uilian Dias Castro de Oliveira
Accountant CRC-1SP223185/O-3

11

Balance Sheets June 30, 2022 and December 31, 2021 (In thousand of Brazilian Reais)

Balance Sheet

		Parent Company		Consolidated
Assets	Note	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021

Current
Cash and Cash Equivalents	6	261,654	210,941	394,066	486,258
Financial Investments	7	4,467	4,377	335,753	291,363
Trade Receivables	8	-	-	1,091,852	850,683
Inventories	9	-	-	368,718	269,585
Deposits	10	-	-	209,296	191,184
Advance to Suppliers and Third Parties	11	1,256	83	361,467	270,342
Taxes to Recover	12	3,423	10,159	227,425	176,391
Rights from Derivative Transactions	33.2	-	-	52,491	4,936
Other Credits		27,464	14,458	171,477	147,299
Total Current		298,264	240,018	3,212,545	2,688,041

Non-Current
Financial Investments	7	1	1	90,726	82,326
Deposits	10	49,849	47,534	1,867,198	1,757,842
Advances to Suppliers and Third Parties	11	-	-	60,401	76,138
Taxes to Recover	12	13,381	4,464	14,195	72,976
Deferred Taxes	13	71,476	75,560	71,826	75,799
Rights from Derivative Transactions	33.2	11,604	107,170	23,504	109,124
Other Credits		5	-	38,386	41,718
Credits with Related Companies	28.1	6,471,832	7,008,275	-	-
Property, Plant & Equipment	14	386,227	451,320	9,246,475	7,675,170
Intangible Assets	15	-	-	1,857,220	1,823,209
Total Non-Current		7,004,375	7,694,324	13,269,931	11,714,302

Total		7,302,639	7,934,342	16,482,476	14,402,343

The accompanying notes are an integral part of the individual and consolidated quarterly information - ITR.

12

Balance Sheets June 30, 2022 and December 31, 2021 (In thousand of Brazilian Reais)

		Parent Company		Consolidated
Liabilities	Note	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021

Current
Loans and Financing	16	153,828	164,304	761,543	634,614
Leases to Pay	17	-	-	2,094,826	2,057,687
Suppliers	18	43,471	84,335	1,845,395	1,820,056
Suppliers - Forfaiting	19	-	-	30,000	22,733
Labor Obligations		291	180	455,647	374,576
Taxes to Collect	20	1,059	585	283,747	122,036
Landing Fees		-	-	1,043,059	911,174
Advance Ticket Sales	21	-	-	3,651,292	2,670,469
Frequent-Flyer Program	22	-	-	1,415,560	1,298,782
Advances from Customers		-	-	42,567	237,092
Provisions	23	-	-	708,228	477,324
Other Liabilities		141,573	85,843	399,726	455,251
Total Current		340,222	335,247	12,731,590	11,081,794

Non-Current
Loans and Financing	16	9,213,722	9,857,264	10,255,637	11,265,416
Leases to Pay	17	-	-	9,516,790	8,705,297
Suppliers	18	16	16	59,004	78,914
Labor Obligations		-	-	200,535	25,919
Taxes to Collect	20	-	-	43,100	24,414
Landing Fees		-	-	256,856	277,060
Frequent-Flyer Program	22	-	-	245,685	318,349
Provisions	23	-	-	2,895,434	3,109,998
Deferred Taxes	13	-	-	6,284	411
Obligations to Related Parties	28.1	110,073	6,692	-	-
Provision for Investment Losses	24	17,450,595	18,292,878	-	-
Other Liabilities		354,403	495,923	437,953	568,449
Total Non-Current		27,128,809	28,652,773	23,917,278	24,374,227

Shareholders’ Equity
Share Capital	25.1	4,039,806	4,039,112	4,039,806	4,039,112
Shares to Issue		591	3	591	3
Treasury Shares	25.2	(39,514)	(41,514)	(39,514)	(41,514)
Capital Reserve		1,162,480	208,711	1,162,480	208,711
Equity Valuation Adjustments		(879,333)	(1,053,082)	(879,333)	(1,053,082)
Year-to-Date Losses		(24,450,422)	(24,206,908)	(24,450,422)	(24,206,908)
Negative Shareholders’ Equity (Deficit) Attributable to the Parent Company		(20,166,392)	(21,053,678)	(20,166,392)	(21,053,678)

Total		7,302,639	7,934,342	16,482,476	14,402,343

The accompanying notes are an integral part of the individual and consolidated quarterly information - ITR.

13

Income Statement Periods ended June 30, 2022 and 2021 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Parent Company
		Three-month period ended on		Six-month period ended on
	Note	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Operating Revenues (Expenses)
Selling Expenses	30	(286)	(393)	(286)	(393)
Administrative Expenses	30	(15,082)	(76,835)	(31,187)	(104,415)
Other Revenues and Expenses, Net	30	(186)	(9)	64,079	480
Total Operating Expenses		(15,554)	(77,237)	32,606	(104,328)

Equity Income	24	(2,342,793)	387,393	(237,493)	(1,709,777)

Operating Profit (Loss) before Financial Income (Expenses) and Income Taxes		(2,358,347)	310,156	(204,887)	(1,814,105)

Financial Income (Expenses)
Financial Revenues	31	51,455	33,126	95,256	63,171
Financial Expenses	31	(201,642)	(188,583)	(416,273)	(374,832)
Derivative Financial Instruments	31	36,526	30,876	33,560	103,366
Financial Revenues (Expenses), Net		(113,661)	(124,581)	(287,457)	(208,295)

Income (Loss) before monetary and exchange rate variation		(2,472,008)	185,575	(492,344)	(2,022,400)

Monetary and Foreign Exchange Rate Variations, Net	31	(380,135)	461,426	25,914	136,860

Income (Loss) before income tax and social contribution		(2,852,143)	647,001	(239,430)	(1,885,540)

Income Tax and Social Contribution
Deferred		1,044	(4,088)	(4,084)	50
Total Income Tax and Social Contribution	13	1,044	(4,088)	(4,084)	50

Net Income (Loss) for the Period		(2,851,099)	642,913	(243,514)	(1,885,490)

Basic Earnings (Loss)	26
Per Common Share		(0,200)	0,050	(0,017)	(0,149)
Per Preferred Share		(7,041)	1,768	(0,609)	(5,253)

Diluted Earnings (Loss)	26
Per Common Share		(0,200)	0,050	(0,017)	(0,149)
Per Preferred Share		(7,041)	1,765	(0,609)	(5,253)

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

14

Income Statement Periods ended June 30, 2022 and 2021 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Consolidated
		Three-month period ended on		Six-month period ended on
	Note	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Net Revenue
Passenger Transportation		2,995,692	887,574	6,007,494	2,303,852
Cargo and Others		246,363	140,798	455,013	292,147
Total Net Revenue	29	3,242,055	1,028,372	6,462,507	2,595,999

Cost of Services	30	(2,718,158)	(1,243,943)	(5,331,659)	(2,879,188)
Gross Profit (Loss)		523,897	(215,571)	1,130,848	(283,189)

Operating Revenues (Expenses)
Selling Expenses	30	(310,251)	(101,046)	(537,375)	(204,825)
Administrative Expenses	30	(303,328)	(432,030)	(668,776)	(795,223)
Other Revenues and Expenses, Net	30	(102,232)	(61,602)	(39,470)	(49,516)
Total Operating Expenses		(715,811)	(594,678)	(1,245,621)	(1,049,564)

Loss before financial income (expenses), monetary and exchange rate variation and income taxes		(191,914)	(810,249)	(114,773)	(1,332,753)

Financial Income (Expenses)
Financial Revenues	31	31,104	6,558	49,360	19,681
Financial Expenses	31	(822,701)	(479,960)	(1,579,309)	(996,712)
Derivative Financial Instruments	31	39,149	29,264	33,483	103,018
Financial Revenues (Expenses), Net		(752,448)	(444,138)	(1,496,466)	(874,013)

Loss before monetary and exchange rate variation		(944,362)	(1,254,387)	(1,611,239)	(2,206,766)

Monetary and Foreign Exchange Rate Variations, Net	31	(2,024,113)	1,924,057	1,380,769	391,614

Income (Loss) before income tax and social contribution		(2,968,475)	669,670	(230,470)	(1,815,152)

Income Tax and Social Contribution
Current		121,889	(16,757)	(3,087)	(45,588)
Deferred		(4,513)	5,122	(9,957)	12,984
Total Income Tax and Social Contribution	13	117,376	(11,635)	(13,044)	(32,604)

Net Income (Loss) for the Period		(2,851,099)	658,035	(243,514)	(1,847,756)

Net Income (Loss) Attributable to:
Shareholders of the Parent Company		(2,851,099)	642.913	(243,514)	(1,885,490)
Non-Controlling Shareholders		-	15.122	-	37,734

Basic Earnings (Loss)	26
Per Common Share		(0.200)	0.050	(0.017)	(0.149)
Per Preferred Share		(7.041)	1.768	(0.609)	(5.253)

Diluted Earnings (Loss)	26
Per Common Share		(0.200)	0.050	(0.017)	(0.149)
Per Preferred Share		(7.041)	1.765	(0.609)	(5.253)

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

15

Statements of Comprehensive Income Periods ended June 30, 2022 and 2021 (In thousands of Brazilian Reais - R$)

	Parent Company
	Three-month period ended on		Six-month period ended on
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Net Income (Loss) for the Period	(2,851,099)	642,913	(243,514)	(1,885,490)

Other Comprehensive Income that will be Reversed to Income (Expenses)

Cash Flow Hedge, Net of Income Tax and Social Contribution	(139,549)	319,060	174,620	415,782
Cumulative Adjustment of Conversion into Subsidiaries	(94)	521	(871)	537
	(139,643)	319,581	173,749	416,319

Total Comprehensive Income (Expenses) for the Period	(2,990,742)	962,494	(69,765)	(1,469,171)

	Consolidated
	Three-month period ended on		Six-month period ended on
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Net Income (Loss) for the Period	(2,851,099)	658.035	(243.514)	(1.847.756)

Other Comprehensive Income that will be Reversed to Income (Expenses)
Cash Flow Hedge, Net of Income Tax and Social Contribution	(139,549)	319.060	174.620	415.782
Cumulative Adjustment of Conversion into Subsidiaries	(94)	780	(871)	808
	(139,643)	319.840	173.749	416.590

Total Comprehensive Income (Expenses) for the Period	(2,990,742)	977.875	(69.765)	(1.431.166)

Comprehensive Income (Expenses) Attributed to:
Shareholders of the Parent Company	(2,990,742)	962.494	(69.765)	(1.469.171)
Non-Controlling Shareholders	-	15.381	-	38.005

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

16

Statements of Changes in Shareholders’ Equity Periods ended June 30, 2022 and 2021 (In thousands of Brazilian Reais - R$)

DMPL

Parent Company and Consolidated
				Capital Reserve			Equity Valuation Adjustments
	Share Capital	Shares to Issue	Treasury Shares	Premium when Granting Shares	Special Premium Reserve of the Subsidiary	Share-Based Compensation	Unrealized Income (Expenses) on Hedge	Post-Employment Benefit	Other Comprehensive Income	Effects of Change in Equity Interest	Year-to-Date Losses	Negative Shareholders’ Equity (Deficit) Attributable to the Parent Company	Interest Shareholders	Total
Balances on December 31, 2020	3,009,436	1,180	(62,215)	17,497	83,229	106,520	(1,311,076)	(26,669)	564	759,812	(16,985,370)	(14,407,092)	640,033	(13,767,059)
Other Comprehensive Income (Expenses), Net	-	-	-	-	-	-	415,782	-	537	-	-	416,319	271	416,590
Net Income (Loss) for the Period	-	-	-	-	-	-	-	-	-	-	(1,885,490)	(1,885,490)	37,734	(1,847,756)
Total Comprehensive Income (Expenses) for the Period	-	-	-	-	-	-	415,782	-	537	-	(1,885,490)	(1,469,171)	38,005	(1,431,166)
Stock Option	-	-	-	-	-	8,547	-	-	-	-	-	8,547	263	8,810
Capital Increase due to Stock Options Exercised	-	908	-	-	-	-	-	-	-	-	-	908	-	908
Interim dividends distributed by the subsidiary Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(236,992)	(236,992)
Sale of Treasury Shares	-	-	867	(279)	-	-	-	-	-	-	-	588	-	588
Transfer of Treasury Shares	-	-	19,834	(6,198)	-	(13,636)	-	-	-	-	-	-	-	-
Acquisition of Interest from Non-Controlling Shareholders	606,839	-	-	744,450	-	-	-	-	-	(909,980)	-	441,309	(441,309)	-
Redemption of Preferred Shares	-	-	-	(744,450)	-	-	-	-	-	-	-	(744,450)	-	(744,450)
Capital Increase	423,061	-	-	-	-	-	-	-	-	-	-	423,061	-	423,061
Balances on June 30, 2021	4,039,336	2,088	(41,514)	11,020	83,229	101,431	(895,294)	(26,669)	1,101	(150,168)	(18,870,860)	(15,746,300)	-	(15,746,300)

Balances on December 31, 2021	4,039,112	3	(41,514)	11,020	83,229	114,462	(918,801)	14,855	1,032	(150,168)	(24,206,908)	(21,053,678)	-	(21,053,678)
Other Comprehensive Income (Expenses), Net	-	-	-	-	-	-	174,620	-	(871)	-	-	173,749	-	173,749
Loss for the Period	-	-	-	-	-	-	-	-	-	-	(243,514)	(243,514)	-	(243,514)
Total Comprehensive Income (Expenses) for the Period	-	-	-	-	-	-	174,620	-	(871)	-	(243,514)	(69,765)	-	(69,765)
Stock Option	-	-	-	-	-	9,461	-	-	-	-	-	9,461	-	9,461
Capital Increase due to Stock Options Exercised (Note 25.1)	694	588	-	-	-	-	-	-	-	-	-	1,282	-	1,282
Capital Increase (Note 25.1)	-	-	-	946,308	-	-	-	-	-	-	-	946,308	-	946,308
Transfer of Treasury Shares (Note 27.2)	-	-	2,000	(1,094)	-	(906)	-	-	-	-	-	-	-	-
Balances on June 30, 2022	4,039,806	591	(39.514)	956,234	83,229	123,017	(744,181)	14,855	161	(150,168)	(24,450,422)	(20,166,392)	-	(20,166,392)

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

17

Cash Flow Statements Periods ended June 30, 2022 and 2021 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

Loss for the Period	(243,514)	(1,885,490)	(243,514)	(1,847,756)
Adjustments to Reconcile the Loss to Cash Generated from Operating Activities
Depreciation - Aircraft Right of Use	-	-	527,393	280,221
Depreciation and Amortization - Others	-	-	297,405	354,417
Provision for Doubtful Accounts	-	-	(735)	(1,081)
Provisions for Inventory Obsolescence	-	-	426	54
Provision for Impairment of Deposits	-	63,361	6,284	176,363
Provision for Loss on Prepayment from Suppliers	-	-	(149)	(4,640)
Adjustment to Present Value of Assets and Liabilities	-	-	95,078	36,529
Deferred Taxes	4,084	(50)	9,957	(12,984)
Equity Pickup	237,493	1,709,777	-	-
Write-off of Property, Plant & Equipment and Intangible Assets	-	-	4,454	1,583
Sale-Leaseback	(49,156)	-	(55,491)	-
Recognition (Reversal) of Provisions	-	-	214,594	321,203
Exchange Rate and Cash Changes, Net	(252,297)	(135,204)	(1,373,761)	(398,198)
Interest on Loans and Leases and Amortization of Costs, Premiums and Goodwill	331,528	335,048	1,115,439	898,511
Income (Expenses) from Derivatives Recognized in Income (Expenses)	(33,560)	(103,367)	13,876	(44,597)
Provision for Labor Obligations	-	-	-	94,490
Share-Based Compensation	-	-	9,461	8,810
Recovery of Overdue Credits	-	-	-	(57,422)
Other Provisions	-	(537)	(2,737)	(2,240)
Adjusted Net Income (Expenses)	(5,422)	(16,462)	617,980	(196,737)

Changes in Operating Assets and Liabilities:
Financial Investments	12,229	1,376	(18,863)	15,987
Trade Receivables	-	-	(245,010)	20,192
Inventories	-	-	(99,559)	(17,230)
Deposits	(2,486)	5,438	(208,759)	(35,040)
Advance to Suppliers and Third Parties	(1,173)	10,388	(75,239)	116,881
Taxes to Recover	(2,181)	1,510	7,747	183,304
Variable Leases	-	-	(533)	17,794
Suppliers	(42,264)	(8,632)	24,594	(48,721)
Suppliers - Forfaiting	-	-	7,267	-
Salaries, Wages and Benefits	111	(12)	255,687	(47,718)
Taxes Payable	474	66	180,841	23,814
Landing Fees	-	-	111,681	29,413
Advance Ticket Sales	-	-	980,823	(51,786)
Mileage program	-	-	44,114	43,820
Advances from Customers	-	-	(194,525)	26,981
Provisions	-	-	(139,540)	(237,982)
Liabilities with Derivative Transactions	-	-	(54,189)	133,331
Other Credits (Liabilities)	2,937	119,365	2,575	270,934
Interest Paid	(327,891)	(326,520)	(475,755)	(378,944)
Income Tax Paid	-	-	(444)	(40,472)
Net Cash (Used in) from Operating Activities	(365,666)	(213,483)	720,893	(172,179)

18

Cash Flow Statements Periods ended June 30, 2022 and 2021 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

Loans Receivable from Related Parties	236,657	(1.196,212)	-	-
Financial Investments in Subsidiary	-	(244)	-	638,637
Dividends and Interest on Shareholders’ Equity Received through Subsidiary	-	287,128	-	-
Prepayment for Future Capital Increase in a Subsidiary	(896,566)	(151,000)	-	-
Advance for Property, Plant & Equipment Acquisition, Net	(53,676)	11,590	(106,958)	(17,787)
Acquisition of Property, Plant & Equipment	-	(111,429)	(345,445)	(104,276)
Sale-Leaseback Transactions Received	69,819	-	69,819	-
Acquisition of Intangible Assets	-	-	(69,645)	(51,877)
Net Cash Flows (Used in) from Investment Activities	(643,766)	(1,160,167)	(452,229)	464,697

Fundraising in Loans and Financing	-	1,501,569	-	1,512,521
Loan Payments	-	(499,663)	(166,443)	(572,792)
Lease Payments - Aircraft		-	(1,116,697)	(515,891)
Lease Payments - Others		-	(25,235)	(9,007)
Related-Party Loans	99,729	-	-	-
Dividends and Interest on Shareholders’ Equity Paid to Non-Controlling Interests	-	-	-	(744,450)
Acquisition of Non-Controlling Shareholders	-	-	-	(260,131)
Capital Increase	946,308	423,061	946,308	423,061
Shares to Issue	1,282	908	1,282	908
Sale of Treasury Shares	-	588	-	588
Net Cash Flows (Used in) from Financing Activities	1,047,319	1,426,463	(360,785)	(165,193)

Foreign Exchange Variation on Cash Held in Foreign Currencies	12,826	(28,102)	(71)	(29,886)

Net Increase (Decrease) of Cash and Cash Equivalents	50,713	24,711	(92,192)	97,439

Cash and Cash Equivalents at the Beginning of the Fiscal Year	210,941	423,937	486,258	662,830
Cash and Cash Equivalents at the End of the Period	261,654	448,648	394,066	760,269

Transactions that do not affect cash are presented in Note 34 of this Quarterly Information.

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

19

Statement of Added Value Periods ended June 30, 2022 and 2021 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Revenues
Passenger, Cargo, and Other Transportation	-	-	6,715,813	2,735,660
Other Operating Revenues	50,133	480	111,509	93,373
Provision for Doubtful Accounts	-	-	735	1,081
	50,133	480	6,828,057	2,830,114
Inputs Acquired from Third Parties (includes ICMS and IPI)
Fuel and Lubricant Suppliers	-	-	(2,731,761)	(972,651)
Materials, Energy, Third-Party Services, and Others	(15,191)	(94,825)	(1,660,867)	(1,301,860)
Aircraft Insurance	-	-	(22,344)	(24,381)
Sales and Marketing	(285)	(345)	(412,260)	(129,577)
Gross Added Value	34,657	(94,690)	2,000,825	401,645

Depreciation - Aircraft Right of Use	-	-	(527,393)	(280,221)
Depreciation and Amortization - Others	-	-	(297,405)	(354,417)
Net Added Value Produced by the Company	34,657	(94,690)	1,176,027	(232,993)

Added Value Received on Transfers
Equity Income	(237,493)	(1.709,777)	-	-
Derivative Financial Instruments	33,560	103,066	33,483	103,018
Financial Revenue	104,260	136,926	67,929	114,631
Total Value Added (Distributed) to Distribute	(65,016)	(1.564,475)	1,277,439	(15,344)

Distribution of Value Added:
Direct Compensation	1,623	9,417	737,647	674,093
Benefits	-	-	110,182	100,975
FGTS	-	-	61,902	37,742
Personnel	1,623	9,417	909,731	812,810

Federal	7,668	1,875	361,097	269,796
State	-	-	9,839	7,461
Municipal	-	-	464	1,218
Taxes, Fees, and Contributions	7,668	1,875	371,400	278.475

Interest and Exchange Rate Change - Aircraft Leases	-	-	(99,228)	148,860
Interest and Exchange Rate Change - Others	169,166	309,723	181,082	536,245
Rents	-	-	43,018	55,860
Others	41	-	114,950	162
Third-Party Capital Compensation	169,207	309,723	239,822	741,127

Net Loss for the Period	(243,514)	(1,885,490)	(243,514)	(1,885,490)
Net Profit of the Period Attributed to Non-Controlling Shareholders	-	-	-	37,734
Shareholders’ Equity Compensation	(243,514)	(1,885,490)	(243,514)	(1,847,756)

Total Value Added Distributed (to Distribute)	(65,016)	(1,564,475)	1,277,439	(15,344)

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

20

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
1.	Operating Context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), which provides scheduled and non-scheduled air transportation services for passengers and cargo, maintenance services for aircraft and components, develops frequent-flyer programs, among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopts B3’s Special Corporate Governance Practices Level 2 and is part of the Special Corporate Governance (“IGC”) and Special Tag Along (“ITAG”) indexes, created to distinguish companies that commit to special corporate governance practices.

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.	Corporate Structure

The corporate structure of the Company and its subsidiaries, on June 30, 2022, is shown below:

21

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Entity	Incorporation Date	Location	Main Activity	Type of Control	% of Interest in the Share Capital
					June 30, 2022	December 31, 2021
GAC	March 23, 2006	Cayman Islands	Aircraft Acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight Transportation	Direct	100.00	100.00
GTX	February 8, 2021	Brazil	Equity in Companies	Direct	100.00	100.00
Smiles Viagens	August 10, 2017	Brazil	Tourism Agency	Indirect	100.00	100.00
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Frequent-Flyer Program	Indirect	100.00	100.00
Smiles Viajes Argentina (a)	November 20, 2018	Argentina	Tourism Agency	Indirect	100.00	100.00
AirFim	November 7, 2003	Brazil	Investment Fund	Indirect	100.00	100.00
Fundo Sorriso	July 14, 2014	Brazil	Investment Fund	Indirect	100.00	100.00

(a)	Companies with functional currency in Argentine pesos (ARS).

The subsidiaries GAC Inc., GOL Finance, and GOL Finance Inc. are entities created for the specific purpose of continuing financial operations and related to the Company's fleet. They do not have their own governing body and decision-making autonomy. Therefore, their assets and liabilities are consolidated in the Parent Company.

GTX S.A., direct subsidiary by the Company, is pre-operational and its corporate purpose is to manage its own assets and have an interest in the capital of other companies.

Smiles Viagens e Turismo S.A. (“Smiles Viagens”) has as main purpose intermediating travel organization services by booking or selling airline tickets, accommodation, tours, among others. The subsidiaries Smiles Fidelidade Argentina and Smiles Viajes Y Turismo S.A. both headquartered in Buenos Aires, Argentina, have the purpose to promote Smiles Program’s operations and the sale of airline tickets in this country.

The investment funds AirFim and Fundo Sorriso, controlled by GLA have the characteristic of an exclusive fund and act as an extension to carry out operations with derivatives and financial investments, so that the Company consolidates the assets and liabilities of this fund.

1.2.	Impacts and Measures taken by the Management regarding Covid-19

The first days of 2022 featured a significant growth in Covid-19 cases, with the “Omicron” variant, which led to flights cancelled by several companies in Brazil and worldwide. Through its flexible business model based on a single type of fleet, GOL did not see any operational impact in the period, with regularity above 99% in January 2022 and leading the domestic market with 38.5% market share this month.

In the second quarter, historically a low season, demand continued to resume, with the Company supply, measured by ASK, growing by 123.7% compared to the same period in 2021 and with the demand growing 103.0%, as measured by RPK.

To increase its positioning in the regional market, the Company expanded its operation to four new hubs this quarter: Ribeirão Preto, São José do Rio Preto, Passo Fundo and Uruguaiana, all with connections in Guarulhos. Besides expanding the domestic market, the second quarter of 2022 also featured the return of the Company's direct operations to the United States of America, Argentina, Paraguay and Bolivia.

The Company, through its Executive Committee, with its entire management body, works in a timely and close manner to support society, monitor demand, and define financial and operational strategies.

Given Anvisa’s (Brazilian Health Surveillance Agency) decision that allowed distributing snacks and beverages, GOL resumed on-board service on domestic flights in the second quarter of 2022. In 2022, GOL keeps the initiatives to transport Covid-19 vaccines for free, with GOLLOG and health professionals to work directly in the fight against the pandemic, besides crediting 1,000 Smiles’ miles for each GOL flight, at no cost. There are also active and strict protocols for aircraft hygiene, as well as safety and health, besides actions to reduce human contact throughout the entire chain.

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Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.2.1	Impacts on the Parent Company and Consolidated Quarterly Information

The pandemic’s main impact remains the decreased operational air network to meet the lower demand and crew availability, which was verified by the lower Company’s net revenue when compared to pre-pandemic periods.

The table below details the reclassifications made to the three- and six-month periods ended June 30, 2022, linked directly to the Covid-19 pandemic and additional disclosures:

		Three-Month Period		Six-Month Period
Income Statement - Reclassifications		Cost of Services	Other Revenues and Expenses, Net	Cost of Services	Other Revenues and Expenses, Net
Flight equipment depreciation – idleness	(a)	39,074	(39,074)	75,846	(75,846)

(a)	Due to the drop in the number of flights operated, where the Company incurred with the burden of time, by analogy to the provisions of CPC 16 (R1) - Inventories, equivalent to IAS 2, expenses and depreciation of flight equipment not directly related to the revenues generated in the period, called idleness, were reclassified from the group of costs of services to the group of other revenues and expenses, net.

Like all other business organizations, the Company cannot foresee the duration of the pandemic and the extent of the impacts caused by it on future business, results, and cash generation. For this reason, when preparing this quarterly information, the Management considered the most recent forecasts available, duly reflected in the Company's business plans. In the period ended June 30, 2022, no adjustment was needed regarding impairments on the Company’s taxes to recover, deferred tax assets, Property, Plant & Equipment, and intangible assets.

1.3.	Impacts and Measures taken by the Management regarding the Russian Invasion of Ukraine

On February 24, 2022, Russia launched a military invasion of Ukraine, severely escalating the existing conflict between these countries. The invasion was widely criticized by the international community, including sanctions to shut down the Russian economy.

Due to the invasion, Brent and WTI oil prices rose significantly, continuing above US$100 a barrel, directly affecting the jet fuel, as seen in higher costs with this in Note 30. Given this increase, the Company uses its capacity management, increased productivity and cost optimization to mitigate high QAV costs.

GOL's Management also works through its committees to assess strategies to protect future exposure and, with the Brazilian Association of Airlines (ABEAR), is negotiating with the federal government to restrain the rise in prices and the resulting transfer by increasing ticket prices.

1.4.	Capital Structure and Net Current Capital

On June 30, 2022, the Company’s negative consolidated net working capital reached R$9,519,045 (R$8,393,753 negative on December 31, 2021). This is mainly due to an increased advance ticket sales and frequent-flyer program, on June 30, 2022, these obligations totaled R$5,066,852 (R$3,969,251 on December 31, 2021), which are expected to be substantially carried out with the Company’s services.

23

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

On June 30, 2022, the Company also had a negative shareholders’ equity position attributed to the controlling shareholders, totaling R$20,166,392 (R$21,053,678 negative on December 31, 2021). This is mainly due to the capital increase in the period.

The Company is highly sensitive to the macroeconomic scenario and Brazilian Real’s volatility, as approximately 93.8% of the indebtedness (loans and financing and leases) is linked to US dollars (“US$”) and 46.4% of costs are also linked to US dollars, while the capacity to adjust ticket prices charged to its customers in order to offset the U.S. dollar appreciation is dependent on capacity (offer) and ticket prices practiced by the competitors.

Over the past five years, Management has taken many measures to adapt the size of its fleet to demand, matching the supply of seats to demand and thus keeping high load factors, reducing costs and adjusting its capital structure.

Our Parent Company and Consolidated Quarterly Information have been prepared on an accounting base of continuity, which includes the continuity of operations, realization of assets and compliance with liabilities and commitments in the usual course of business, in compliance with the business plan prepared by Management, reviewed and approved, at least annually, by GOL's Board of Directors.

Although there is still significant uncertainty about how long it will take for the airline industry to recover, and this leads to a material uncertainty about our ability to remain in operation, on June 30, 2022, the Parent Company and Consolidated Quarterly Information do not include any adjustments that may result from the inability to continue operating.

24

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.5.	American Airlines Investment Agreement

In the period ended June 30, 2022, GOL and American Airlines formalized an agreement to expand their commercial cooperation, with an investment of R$948,320, paid up in cash by American Airlines for 22,224,513 preferred shares of the Company.

As of this transaction, American Airlines has the right to appoint a member to the Company's Board of Directors for the next 3 years, having appointed Mr. Anmol Bhargava.

The exclusive codeshare agreement furthers the relationship between the two airlines, with more travel opportunities for passengers and improving the customer experience and GOL's competitive position on routes that connect North and South America.

1.6.	Advancing the Fleet Transformation Plan

In line with the plan announced for the year ended December 31, 2021, GOL continued to accelerate its fleet transformation in the period ended June 30, 2022, receiving 11 Boeing 737-MAX aircraft through lease, with 4 having a purchase option.

The Boeing 737-MAX consumes around 15% less fuel and produces around 16% less carbon and 40% less noise, besides having a longer flight range when compared to Boeing 737-NG aircraft.

With the demand’s recovery, the advanced vaccination in several states and markets, operations close to resuming pre-pandemic levels and significantly higher macroeconomic variables, mainly the jet fuel price, there is an increased need to advance the replacement of the current fleet of 737 NG to gain operational efficiency.

Besides, the Company managed to obtain agreements to acquire new 737 MAX aircraft with more favorable conditions compared to the pre-pandemic period, due to new facility lines to finance these aircraft and balance the Company's financing portfolio.

Due to the advanced fleet transformation, the Company will return 737-NG aircraft, with relevant future disbursements estimated, as disclosed in Note 23.2, which may be offset with deposits disclosed in Note 10.

1.7.	Cargo and Logistics Services Agreement

In April 2022, the Company signed a 10-year cargo service agreement with Mercado Livre. This agreement provides for a dedicated cargo fleet with 6 (six) Boeing 737-800 BCFs, allowing including another 6 cargo aircraft by 2025, and should start operating during the second half of 2022.

GOL's agreement with Mercado Livre is part of the Company's investment to meet the needs of the growing Brazilian e-commerce market.

As a result, the Company plans to expand its services and significantly increase available capacity in tons in 2023 to generate additional revenue.

1.8.	Agreement between the Controlling Shareholder and Main Investors of Avianca

On May 11, 2022, the Company received a mail from its controlling shareholder MOBI Fundo de Investimento em Ações Investimento no Exterior (“MOBI FIA”) notifying that a Master Contribution Agreement was signed with some of the main shareholders of Investment Vehicle 1 Limited (“Avianca Holding”), including Kingsland International Group S.A., Elliott International L.P. and South Lake One LLC.

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Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Under the Master Contribution Agreement, MOBI FIA will contribute with its shares in GOL and major investors in Avianca will contribute with their shares in Avianca Holding to create a privately held company, incorporated under the laws of England and Wales. GOL and Avianca will continue to operate independently and keep their brands and cultures.

The Transaction is conditioned to certain usual precedent conditions set forth in the Master Contribution Agreement, including the prior approval by the competent regulatory bodies. On June 30, 2022, there are no impacts on the Company's quarterly information.

1.9.	Acquisition of MAP Transportes Aéreos

On June 8, 2021, GOL signed an agreement to acquire MAP Transportes Aéreos Ltda., a domestic Brazilian airline with routes to regional destinations and from Congonhas Airport in São Paulo, considering the Company's commitment to expand the air transportation demand and rationally consolidate in the domestic market as the country's economy recovers from Covid-19.

On December 30, 2021, through SG Order 1929/2021, the Administrative Council for Economic Defense (CADE) approved the operation without restrictions. The conclusion of the transaction is subject to other precedent conditions, which have not yet been fulfilled. Therefore, on June 30, 2022, there are no impacts on the Company's quarterly information.

MAP will be acquired for R$28 million to be paid only after meeting all precedent conditions, through 100,000 preferred shares (GOLL4) at R$28.00 per share and R$25 million in cash in 24 monthly installments. At closing, the Company will assume up to R$100 million in MAP's financial commitments.

This transaction should bring as main benefits: (i) expanded new routes; (ii) higher seat supply to historically under-offered markets; and (iii) improved efficient operations.

1.10.	Compliance Program

Since 2016, we have adopted many measures to strengthen and expand our internal control and compliance programs, which include:

•	hiring specialized companies to assess risks and review internal controls regarding fraud and corruption;
•	integrating the compliance and internal controls roles in the same department, reporting directly to our CEO and with independent access to the Board of Directors and Statutory Audit Committee;
•	monitoring transactions with politically exposed persons;
•	improving inspection procedures for services hired from third parties;
•	updating our procurement policies and managing our contract flows; and
•	reviewing the Code of Ethics, Conduct Manual and many compliance policies of the Company, including the mandatory training policy.

The Management is constantly reinforcing to employees, customers, and suppliers the commitment to continue improving its internal control and compliance programs.

In December 2016, GOL signed an agreement with the Brazilian Federal Public Ministry, agreeing to pay fines totaling R$12 million and improve its compliance program. In turn, the Brazilian Federal Public Ministry agreed not to file criminal or civil lawsuits regarding activities under the agreement. In addition, the Company paid fines totaling R$4.2 million to the Brazilian tax authorities.

26

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company voluntarily informed the U.S. Department of Justice (“DOJ”), the Securities and Exchange Commission (“SEC”) and the Brazilian Securities and Exchange Commission (“CVM”) about the Agreement with the Brazilian Federal Public Ministry and the external independent investigation hired by the Company. The external and independent investigation was completed in April 2017 and revealed that immaterial payments were made to politically exposed people. None of the Company’s current employees, representatives or members of the Board of Directors or Management was aware of any illegal purpose behind the transactions identified, or of any illegal benefit for the Company from the transactions under investigation.

The Company has reported the findings of the investigation to the due authorities and will continue to report any developments on the matter, besides assisting and discussing its analysis with these authorities, which may set significant fines and possibly other sanctions.

2.	Message from the Management, base to Prepare and Present the Parent Company and Consolidated Quarterly Information (ITR)

The Company’s Parent Company and Consolidated Quarterly Information were prepared following accounting practices adopted in Brazil. The accounting practices adopted in Brazil include those in the Brazilian Corporation Law and in the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s consolidated quarterly information (ITR) was prepared under accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s Parent Company and Consolidated Quarterly Information was prepared using the Brazilian real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian reais, except when otherwise indicated. The items disclosed in foreign currencies are duly identified, when applicable.

The preparation of the Company’s parent company and consolidated quarterly information requires Management to make judgments, use estimates and adopt assumptions that affect the stated amounts of revenues, expenses, assets and liabilities. However, the uncertainty inherent in these judgments, assumptions and estimates could give rise to results that require a significant adjustment to the book value of certain assets and liabilities in future reporting periods.

When preparing this Parent Company and Consolidated Quarterly Information, the Management used disclosure criteria, considering regulatory aspects and the relevance of the transactions to understand the changes in the Company’s economic and financial position and its performance since the end of the fiscal year ended December 31, 2021, as well as the restatement of relevant information included in the annual financial statements disclosed on March 14, 2022.

The Management confirms that all material information in this Parent Company and Consolidated Quarterly Information is being demonstrated and corresponds to the information used by the Management in the development of its business management activities.

27

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Parent Company and Consolidated Quarterly Information has been prepared based on historical cost, except for the following material items recognized in the statements of financial position:

•      cash, cash equivalents and financial investments measured at fair value;

•      derivative financial instruments measured at fair value; and

•      investments accounted for using the equity method.

The Company’s parent company and consolidated quarterly information for the period ended June 30, 2022 has been prepared assuming that it will continue as a going concern, realizing assets and settling liabilities in the normal course of business, see details in Note 1.4.

In order to maintain comparability between the periods, the Company revised the aggregations in the presentation of the Financial Result in the income statement for the periods ended June 30, 2021, in accordance with the provisions of CPC 26 (R1) - "Presentation of Financial Statements", equivalent to IAS 1.

3.	Approval of the Parent Company and Consolidated Quarterly Information

This Parent Company and Consolidated Quarterly Information (ITR) was authorized by the Board of Directors on July 27, 2022.

4.	Summary of Significant Accounting Practices

The Parent Company and Consolidated Quarterly Information (ITR) presented herein was prepared based on policies, accounting practices and estimate calculation methods adopted and presented in detail in the annual financial statements for the year ended December 31, 2021, released on March 14, 2022.

4.1.	New Accounting Standards and Pronouncements Adopted in the Current Year

The following changes to accounting standards became effective for periods beginning after January 1, 2022:

•      Onerous Agreements – Costs to fulfill an agreement (Amendments to IAS 37);

•      Property, Plant & Equipment – Gains before intended use (Amendments to IAS 16);

•      Rates on the '10 percent' test to derecognize financial liabilities (Amendments to IFRS 9);

•      Annual improvements to IFRS 2018-2020 (Amendments to IFRS 1, IFRS 16 and IAS 41); and

•      References to the Conceptual Framework (Amendments to IFRS 3).

These changes did not impact the Company's quarterly information. Additionally, in the period ended June 30, 2022, no new standards or pronouncements were published with an expected impact to the Company's quarterly information. Finally, the Company did not opt for the early adoption of standards or pronouncements.

4.2.	Foreign Currency Transactions

Foreign currency transactions are recorded at the exchange rate change prevailing on the date on which the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Monetary and Foreign Exchange Variations, Net” in the income statement for the period.

The main exchange rates in reais in effect on the base date of this Parent Company and Consolidated Quarterly Information (ITR) are as follows:

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Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Final Rate		Average Rate
	June 30, 2022	December 31, 2021	June 30, 2022	June 30, 2021
U.S. Dollar	5.2380	5.5805	5.0766	5.3842
Argentinian Peso	0.0418	0.0543	0.0455	0.0591

5.	Seasonality

The Company expects revenues and operating results from its flights to be at their highest levels in the summer and winter months of January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive changes in operating income (expense) across the fiscal-year quarters. In the current context, operations have negatively correlated with cases and deaths by Covid-19.

6.	Cash and Cash Equivalents

	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Cash and Bank Deposits	20,527	2,981	130,822	116,123
Cash Equivalents	241,127	207,960	263,244	370,135
Total	261,654	210,941	394,066	486,258

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Domestic Currency
Private Bonds	240,653	207,656	240,678	329,235
Automatic Investments	474	304	22,540	40,873
Total Domestic Currency	241,127	207,960	263,218	370,108

Foreign Currency
Private Bonds	-	-	26	27
Total Foreign Currency	-	-	26	27

Total	241,127	207,960	263,244	370,135

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Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

7.	Financial Investments

		Parent Company		Consolidated
	Weighted Average Profitability (p.a.)	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Domestic Currency
Government Bonds	106.3% of CDI	-	-	648	2,042
Private Bonds	98.0% of CDI	336	-	305,589	288,056
Investment Funds	73.8% of CDI	4,132	4,378	10,706	12,042
Total Domestic Currency		4,468	4,378	316,943	302,140

Foreign Currency
Private Bonds	1.7%	-	-	31,566	33,570
Investment Funds		-	-	77,970	37,979
Total Foreign Currency		-	-	109,536	71,549

Total		4,468	4,378	426,479	373,689

Current		4,467	4,377	335,753	291,363
Non-Current		1	1	90,726	82,326

Of the total amount recorded in the parent company and in the consolidated on June 30, 2022, R$4,309 and R$347,465 (R$4,123 and R$333,984 on December 31, 2021), respectively, refer to financial investments used as guarantees linked to deposits for lease operations, derivative financial instruments, lawsuits and loans and financing.

8.	Trade Receivables

	June 30, 2022	December 31, 2021
Domestic Currency
Credit Card Administrators	314,747	200,601
Travel Agencies	469,023	439,698
Cargo Agencies	36,303	27,418
Partner Airlines	14,491	11,921
Others	39,308	18,852
Total Domestic Currency	873,872	698,490

Foreign Currency
Credit Card Administrators	109,264	77,379
Travel Agencies	85,113	38,999
Cargo Agencies	465	211
Partner Airlines	21,282	27,863
Others	20,401	27,021
Total Foreign Currency	236,525	171,473

Total	1,110,397	869,963

Estimated Losses from Doubtful Accounts	(18,545)	(19,280)

Total Trade Receivables	1,091,852	850,683

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Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The aging list of trade receivables, net of allowance for doubtful accounts on trade receivables, is as follows:

	Consolidated
	June 30, 2022	December 31, 2021
To be Due
Up to 30 days	711,594	607,968
From 31 to 60 days	170,886	82,132
From 61 to 90 days	18,537	55,265
From 91 to 180 days	37,300	33,491
From 181 to 360 days	58,788	1,096
Above 360 days	1,146	379
Total to be Due	998,251	780,331

Overdue
Up to 30 days	24,079	31,302
From 31 to 60 days	21,936	5,722
From 61 to 90 days	16,092	2,172
From 91 to 180 days	5,335	7,566
From 181 to 360 days	6,379	8,911
Above 360 days	19,780	14,679
Total Overdue	93,601	70,352

Total	1,091,852	850,683

The movement of estimated losses on doubtful accounts is as follows:

	Consolidated
	June 30, 2022	December 31, 2021
Opening Balance of the Fiscal Year	(19,280)	(18,047)
(Additions) Reversals	735	(1,233)
Closing Balance of the Period	(18,545)	(19,280)

9.	Inventories

	Consolidated
	June 30, 2022	December 31, 2021
Consumables	24,466	20,585
Parts and Maintenance Materials	255,600	201,470
Advances to Suppliers	88,652	47,530
Total	368,718	269,585

The changes in the provision for obsolescence are as follows:

	Consolidated
	June 30, 2022	December 31, 2021
Balances at the Beginning of the Fiscal Year	(6,176)	(12,862)
Additions	(426)	(687)
Write-Offs	449	7,373
Closing Balances of the Period	(6,153)	(6,176)

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Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

10.	Deposits

	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Maintenance Deposits	-	-	1,096,898	1,000,995
Court Deposits	47,230	44,744	571,677	575,917
Deposit in Guarantee for Lease Agreements	2,619	2,790	407,919	372,114
Total	49,849	47,534	2,076,494	1,949,026

Current	-	-	209,296	191,184
Non-Current	49,849	47,534	1,867,198	1,757,842

10.1.	Maintenance Deposits

The Company makes deposits in US dollars for the maintenance of aircraft and engines, which will be used in future events as established in certain lease agreements. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

Maintenance deposits do not exempt the Company, as a lessee, from contractual liabilities related to the maintenance or the risk associated with operating activities. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) as established in the aircraft lease. Credit bills can be executed by the lessors if the maintenance of the aircraft and engines does not occur according to the review schedule. On June 30, 2022, no credit bill had been executed against the Company.

The Company has two categories of maintenance deposits:

•	Maintenance Guarantee: Refers to one-time deposits that are refunded at the end of the lease, and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on June 30, 2022 was R$295,737 (R$262,061 on December 31, 2021).

•	Maintenance Reserve: Refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On June 30, 2022, the balance referring to such reserves was R$801,161 (R$738,934 on December 31, 2021).

10.2.	Court Deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until the resolution of the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Bearing in mind that the Company is not a legitimate party to appear on the liability side of the said lawsuits, whenever blocks occur, their exclusion and respective release of the retained funds is demanded.

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Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

10.3.	Deposit in Guarantee for Lease Agreements

As required by the lease agreements, the Company makes guarantee deposits (in US dollars) to the leasing companies, which may be redeemed if replaced by other bank guarantees or fully redeemed at maturity.

11.	Advance to Suppliers and Third Parties

	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Advance to Domestic Suppliers	-	32	208,448	255,024
Advance to Foreign Suppliers	1,256	51	189,227	42,524
Advance for Materials and Repairs	-	-	24,193	48,932
Total Advances to Suppliers	1,256	83	421,868	346,480

Current	1,256	83	361,467	270,342
Non-Current	-	-	60,401	76,138

12.	Taxes to Recover

	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Income Tax and Social Contribution to Recover	16,804	14,575	60,640	51,282
PIS and COFINS to Recover	-	-	167,433	185,827
Value Added Tax (VAT), Abroad	-	-	7,262	4,035
Others	-	48	6,285	8,223
Total	16,804	14,623	241,620	249,367

Current	3,423	10,159	227,425	176,391
Non-Current	13,381	4,464	14,195	72,976

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Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
13.	Deferred Taxes

13.1.	Deferred Taxes (Liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	Parent Company			Consolidated
	December 31, 2021	Result	June 30, 2022	December 31, 2021	Result	Shareholders’ Equity (*)	June 30, 2022
Deferred Assets (Liabilities) – GOL and Smiles Argentina
Tax Losses	50,385	-	50,385	50,385	-	-	50,385
Negative Basis of Social Contribution	18,137	-	18,137	18,137	-	-	18,137
Temporary Differences:
Provision for Losses on Other Credits	7,132	(4,065)	3,067	7,132	(4,065)	-	3,067
Provision for Legal Proceedings and Tax Liabilities	(94)	(19)	(113)	(94)	(19)	-	(113)
Others	-	-	-	239	-	111	350
Total Deferred Tax Assets	75,560	(4,084)	71,476	75,799	(4,084)	111	71,826
Deferred Assets (Liabilities) - GLA
Temporary Differences:
Flight Rights	-	-	-	(353,226)	-	-	(353,226)
Depreciation of Engines and Parts for Aircraft Maintenance	-	-	-	(202,522)	(4,859)	-	(207,381)
Breakage Provision	-	-	-	(197,246)	(27,141)	-	(224,387)
Goodwill Amortization for Tax Purposes	-	-	-	(143,297)	(23,456)	-	(166,753)
Derivative Transactions	-	-	-	(502)	4,438	-	3,936
Estimated Losses on Doubtful Accounts – Trade Receivables and Other Receivables	-	-	-	209,141	(2,653)	-	206,488
Provision for Aircraft and Engine Return	-	-	-	310,746	10,641	-	321,387
Provision for Legal Proceedings and Tax Liabilities	-	-	-	243,826	28,170	-	271,996
Aircraft Leases and Others	-	-	-	84,500	32,208	-	116,708
Others	-	-	-	48,169	(23,221)	-	24,948
Total Deferred Tax Assets Liabilities	-	-	-	(411)	(5,873)	-	(6,284)

Total Effect of Deferred Taxes in the Income (Expenses)	-	(4,084)	-	-	(9,957)	-

(*) Exchange rate change recognized in other comprehensive income.

34

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s Management considers that the deferred assets and liabilities recognized on June 30, 2022 arising from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

The Management estimates that active deferred tax credits, recorded on tax losses and a negative social contribution base, may be realized as follows:

Year	Amount
2022	11,329
2023	21,522
2024	20,290
2025	14,816
2026	565
Total	68,522

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	GLA
	June 30, 2022	December 31, 2021
Income Tax Losses and Negative Basis of Social Contribution	13,027,993	12,076,378

Potential Tax Credit	4,429,518	4,105,969

The reconciliation between tax expense and multiplying the accounting profit by the nominal tax rate for the periods ended June 30, 2022 and 2021 is shown below:

	Parent Company
	Three-month period ended on		Six-month period ended on
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Income (Loss) before Income Tax and Social Contribution	(2,852,143)	647,001	(239,430)	(1,885,540)
Combined Nominal Tax Rate	34%	34%	34%	34%
Income Tax and Social Contribution by the Combined Tax Rate	969,729	(219,980)	81,406	641,084

Adjustments to Calculate the Actual Tax Rate:
Equity Pickup	(796,550)	131,714	(80,748)	(581,324)
Tax Rate Difference of the Income (Expenses) of Subsidiaries	(43,135)	(43,546)	(87,920)	(75,772)
Nondeductible Expenses, Net	(1,331)	(21,377)	(4,142)	(23,100)
Exchange Rate Change on Foreign Investments	(133,712)	163,130	88,175	53,192
Benefit Not Constituted on Tax Losses and Negative Basis	6,043	(14,029)	(855)	(14,030)
Total Income Tax and Social Contribution	1,044	(4,088)	(4,084)	50

Income Tax and Social Contribution
Current	-	-	-	-
Deferred	1,044	(4,088)	(4,084)	50
Total Income Tax and Social Contribution	1,044	(4,088)	(4,084)	50

35

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Three-month period ended on		Six-month period ended on
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Income (Loss) before Income Tax and Social Contribution	(2,968,475)	669,670	(230,470)	(1,815,152)
Combined Nominal Tax Rate	34%	34%	34%	34%
Income Tax and Social Contribution by the Combined Tax Rate	1,009,282	(227,687)	78,360	617,152

Adjustments to Calculate the Actual Tax Rate:
Tax Rate Difference of the Income (Expenses) of Subsidiaries	(26,404)	(39,715)	(20,699)	(75,102)
Nondeductible Expenses, Net	(19,434)	(33,570)	(35,143)	(68,689)
Exchange Rate Change on Foreign Investments	(117,928)	131,631	73,736	31,862
Benefit Not Constituted on Tax Losses, Negative Basis and Temporary Differences	(728,140)	157,706	(109,298)	(537,827)
Total Income Tax and Social Contribution	117,376	(11,635)	(13,044)	(32,604)

Income Tax and Social Contribution
Current	121,889	(16,757)	(3,087)	(45,588)
Deferred	(4,513)	5,122	(9,957)	12,984
Total Income Tax and Social Contribution	117,376	(11,635)	(13,044)	(32,604)

14.	Property, Plant & Equipment

14.1.	Parent Company

On June 30, 2022, the balance of Property, Plant & Equipment was R$386,227 in GAC (R$451,320 on December 31, 2021), mainly from advances for aircraft acquisition.

36

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
14.2.	Consolidated

		December 31, 2021							June 30, 2022
	Weighted Average Rate (p.a.)	Historical Cost	Year-to-date Depreciation	Net Opening Balance	Additions	Contractual Amendment	Depreciation	Write-Offs	Net Closing Balance	Historical Cost	Year-to-date Depreciation
Flight Equipment
Aircraft - ROU(1) with Purchase Option	9.48%	-	-	-	941,348	-	(25,284)	-	916,064	941,348	(25,284)
Aircraft - ROU(1) with no Purchase Option	18.33%	7,127,628	(1,958,755)	5,168,873	911,493	(86,372)	(487,116)	(167)	5,506,711	7,928,248	(2,421,537)
Spare Parts and Engines - Own (3) (4)	7.27%	2,062,646	(963,949)	1,098,697	120,832	-	(71,734)	(856)	1,146,939	2,180,549	(1,033,610)
Spare Parts and Engines - ROU	39.82%	129,223	(62,908)	66,315	-	23,845	(14,993)	-	75,167	153,068	(77,901)
Aircraft and Engine Overhauling	46.64%	3,143,372	(2,370,691)	772,681	244,669	-	(169,413)	(1,078)	846,859	3,288,322	(2,441,463)
Tools	10.00%	56,826	(32,327)	24,499	2,267	-	(1,927)	(12)	24,827	59,076	(34,249)
		12,519,695	(5,388,630)	7,131,065	2,220,609	(62,527)	(770,467)	(2,113)	8,516,567	14,550,611	(6,034,044)

Non-Aeronautical Property, Plant & Equipment
Vehicles	20.00%	11,076	(9,915)	1,161	-	-	(211)	-	950	11,053	(10,103)
Machinery and Equipment	10.00%	62,837	(50,824)	12,013	315	-	(980)	(12)	11,336	62,388	(51,052)
Furniture and Fixtures	10.00%	32,508	(22,024)	10,484	731	-	(937)	(3)	10,275	33,068	(22,793)
Computers, Peripherals and Equipment	13.33%	49,636	(40,869)	8,767	1,133	-	(1,728)	(10)	8,162	50,356	(42,194)
Computers, Peripherals and Equipment – ROU	35.18%	23,210	(20,251)	2,959	1,816	-	(1,798)	-	2,977	25,026	(22,049)
Third-Party Property Improvements	16.18%	183,345	(166,832)	16,513	3	-	(4,924)	-	11,592	183,263	(171,671)
Third-Party Properties - ROU	8.26%	28,819	(24,186)	4,633	171,084	37,360	(8,119)	-	204,958	236,770	(31,812)
Construction in Progress		15,410	-	15,410	932	-	-	-	16,342	16,342	-
		406,841	(334,901)	71,940	176,014	37,360	(18,697)	(25)	266,592	618,266	(351,674)

Impairment Losses (2)	-	(26,854)	-	(26,854)	2,962	-	-	-	(23,892)	(23,892)	-
Total Property, Plant & Equipment in Use		12,899,682	(5,723,531)	7,176,151	2,399,585	(25,167)	(789,164)	(2,138)	8,759,267	15,144,985	(6,385,718)

Advance to Suppliers	-	499,019	-	499,019	106,958	-	-	(118,769)	487,208	487,208	-
Total		13,398,701	(5,723,531)	7,675,170	2,506,543	(25,167)	(789,164)	(120,907)	9,246,475	15,632,193	(6,385,718)

(1)	Right of Use (“ROU”)
(2)	Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.
(3)	On June 30, 2022, the balance of spare parts is granted as a guarantee to the Senior Secured Notes 2026, as per Note 16.
(4)	On June 30, 2022, 19 Company's engines are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to Note 16.
37

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
15.	Intangible Assets

The breakdown and changes in intangible assets are as follows:

	Consolidated
		December 31, 2021					June 30, 2022
	Weighted Average Rate (p.a.)	Historical Cost	Year-to-date Amortization	Net Opening Balance	Additions	Amortization	Net Closing Balance	Historical Cost	Year-to-date Amortization
Goodwill	-	542,302	-	542,302	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	1,038,900	1,038,900	-
Software	40.40%	508,650	(268,476)	240,174	69,645	(34,634)	275,185	552,832	(277,647)
Others	20.00%	10,000	(8,167)	1,833	-	(1,000)	833	10,000	(9,167)
Total		2,099,852	(276,643)	1,823,209	69,645	(35,634)	1,857,220	2,144,034	(286,814)

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2021, through the discounted cash flow for each cash-generating unit, giving rise to the value in use, not resulting in impairment. On June 30, 2022, no indications of devaluation of the cash-generating unit were identified.

To establish the book value of each CGU, the Company considers not only the recorded intangible assets but also all tangible assets necessary for conducting business, as it is only using this set that the Company will generate economic benefits.

38

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
16.	Loans and Financing

The breakdown of and changes in short and long-term debt are as follows:

			Parent Company
			December 31, 2021								June 30, 2022
	Maturity	Interest Rate p.a.	Current	Non-Current	Total	Unrealized Income (Expenses) from ESN	Interest Incurred	Interest Paid	Exchange Rate Change	Amortization of Costs and Goodwill	Total	Current	Non-Current
Foreign Currency Contracts
ESN 2024 (a)	07/2024	3.75%	40,764	1,947,463	1,988,227	(119,585)	99,735	(42,692)	(120,328)	6,819	1,812,176	38,262	1,773,914
Senior Notes 2025 (b)	01/2025	7.00%	105,797	3,598,981	3,704,778	-	115,492	(121,881)	(222,731)	4,596	3,480,254	99,303	3,380,951
Senior Secured Notes 2026 (c)	06/2026	8.00%	-	3,451,977	3,451,977	-	131,991	(128,721)	(225,894)	23,372	3,252,725	-	3,252,725
Perpetual Notes (d)	-	8.75%	17,743	858,843	876,586	-	33,792	(34,597)	(53,386)	-	822,395	16,263	806,132
Total			164,304	9,857,264	10,021,568	(119,585)	381,010	(327,891)	(622,339)	34,787	9,367,550	153,828	9,213,722
(a)	The subsidiary Gol Finance issued Exchangeable Senior Notes (“ESN”) in March, April and July 2019, totaling US$425 million due in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares (“ADSs”), see Note 33
(b)	The subsidiary Gol Finance issued Senior Notes 2025 in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company, maturing in 2025.
(c)	The subsidiary Gol Finance issued Senior Secured Notes 2026 in December 2020, May and September 2021, totaling US$650 million due in 2026.
(d)	The subsidiary Gol Finance issued Perpetual Notes in April 2006 to finance the aircraft’s acquisition.
39

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

			Consolidated
			December 31, 2021									June 30, 2022
	Maturity	Interest Rate p.a.	Current	Non-Current	Total	Unrealized Income (Expenses) from ESN	Principal Payment	Interest Incurred	Interest Paid	Exchange Rate Change	Amortization of Costs and Goodwill	Total	Current	Non-Current
Domestic Currency Contracts
Debentures (a)	10/2024	18.24%	109,519	1,055,249	1,164,768	-	(35,140)	89,248	(113,314)	-	6,250	1,111,812	369,492	742,320
Working Capital (b)	10/2025	19.18%	48,239	9,757	57,996	-	(17,088)	2,947	(3,811)	-	-	40,044	34,214	5,830
Foreign Currency Contracts
Import Financing (c)	12/2022	9.13%	138,034	-	138,034	-	(27,573)	4,744	(4,104)	(8,953)	-	102,148	102,148	-
Financing with Ex-lm Bank Collateral (d)	12/2022	3.56%	99,396	-	99,396	-	(52,891)	482	(717)	(9,536)	1,004	37,738	37,738	-
ESN 2024 (e)	07/2024	3.75%	40,764	1,947,463	1,988,227	(119,585)	-	99,735	(42,692)	(120,328)	6,819	1,812,176	38,262	1,773,914
Spare Engine Facility (f)	09/2024	3.25%	24,651	125,106	149,757	-	(11,226)	1,902	(1,923)	(9,675)	141	128,976	23,112	105,864
Senior Notes 2025 (g)	01/2025	7.00%	105,797	3,598,981	3,704,778	-	-	115,492	(121,881)	(222,731)	4,596	3,480,254	99,303	3,380,951
Senior Secured Notes 2026 (h)	06/2026	8.00%	-	3,451,977	3,451,977	-	-	131,991	(128,721)	(225,894)	23,372	3,252,725	-	3,252,725
Loan Facility (i)	03/2028	4.22%	50,471	218,040	268,511	-	(22,525)	5,028	(5,167)	(17,063)	128	228,912	41,011	187,901
Perpetual Notes (j)	-	8.75%	17,743	858,843	876,586	-	-	33,792	(34,597)	(53,386)	-	822,395	16,263	806,132
Total			634,614	11,265,416	11,900,030	(119,585)	(166,443)	485,361	(456,927)	(667,566)	42,310	11,017,180	761,543	10,255,637

(a)	The debentures total R$1.2 billion, considering the following issues: (i) 7th issue: 88,750 bonds by the subsidiary GLA in October 2018, for the early full settlement of the 6th issue; and (ii) 8th issue: 610,217 bonds by the subsidiary GLA in October 2021 to refinance short-term debt. Both have an interest rate of CDI+4.5% p.a. The debentures have personal guarantees from the Company and a real guarantee provided by GLA as a fiduciary assignment of certain credit card receivables, preserving the rights to prepay the receivables of these guarantees.
(b)	Issuing transactions that have as purpose maintaining and managing the Company's working capital.
(c)	Credit lines with private banks used to finance the import of spare parts and aeronautical equipment. The interest rates negotiated are Libor 3m + 4.40% p.a. and Libor 1m + 3.25% p.a.
(d)	Financing to carry out engine maintenance services with Ex-Im Bank guarantee, including 4 operations, 3 with maturities in 2021, duly liquidated, and 1 with maturity in 2022.
(e)	The subsidiary Gol Finance issued Exchangeable Senior Notes (“ESN”) in March, April and July 2019, totaling US$425 million due in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares (“ADSs”), see Note 33.
(f)	Loan with guarantee of the Company's own engines, with maturity in 2024.
(g)	The subsidiary Gol Finance issued Senior Notes 2025 in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company.
(h)	The subsidiary Gol Finance issued Senior Secured Notes 2026 in December 2020, May and September 2021, totaling US$650 million due in 2026.
(i)	Loans with a guarantee totaling 5 engines, carried out in June 2018. The contracted rates vary between Libor 6m + 2.35% p.a. up to Libor 6m + 4.25% p.a.
(j)	The subsidiary Gol Finance issued Perpetual Notes in April 2006 to finance the aircraft’s acquisition.

40

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The total parent company and consolidated loans and financing on June 30, 2022 includes funding costs, premiums, goodwill and negative goodwill totaling R$176,113 and R$208,080, respectively (R$210,902 and R$250,393 on December 31, 2021) that will be amortized over the life of their loans and financing. The total also includes the fair value of the derivative financial instrument, referring to the convertibility of the ESN, totaling R$30,985 on December 30, 2022 (R$162,568 on December 31, 2021).

16.1.	Loans and Financing Renegotiated in the period ended on June 30, 2022

The renegotiations detailed below were evaluated under CPC 48 - “Financial Instruments”, corresponding to IFRS 9, and did not meet the definitions to derecognize the liabilities (with the original financial liability extinguished and a new financial liability recognized).

16.1.1.	Import Financing

In the period ended June 30, 2022, the Company, through its subsidiary GLA, renegotiated the impact of maturities of this type of agreement, with in the interest rate, disclosed in the table above, and keeping the operational guarantees. Which is part of a credit line for engine maintenance, import financing in order to purchase spare parts and aircraft equipment.

16.1.2.	Financing with Ex-lm Bank Collateral

In the period ended June 30, 2022, GLA also renegotiated the due dates of this type of agreement, impacting the interest rate, disclosed in the table above. The other conditions of this operation remained unchanged.

16.2.	Loans and Financing – Non-Current

On June 30, 2022, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2023	2024	2025	2026	2026 onwards	Without Maturity Date	Total
Parent Company
Foreign Currency Contracts
ESN 2024	-	1,773,914	-	-	-	-	1,773,914
Senior Notes 2025	-	-	3,380,951	-	-	-	3,380,951
Senior Secured Notes 2026	-	-	-	3,252,725	-	-	3,252,725
Perpetual Notes	-	-	-	-	-	806,132	806,132
Total	-	1,773,914	3,380,951	3,252,725	-	806,132	9,213,722

Consolidated
Domestic Currency Contracts
Debentures	259,467	482,853	-	-	-	-	742,320
Working Capital	1,250	2,500	2,080	-	-	-	5,830
Foreign Currency Contracts
ESN 2024	-	1,773,914	-	-	-	-	1,773,914
Spare Engine Facility	11,535	94,329	-	-	-	-	105,864
Senior Notes 2025	-	-	3,380,951	-	-	-	3,380,951
Senior Secured Notes 2026	-	-	-	3,252,725	-	-	3,252,725
Loan Facility	16,218	33,290	34,464	73,644	30,285	-	187,901
Perpetual Notes	-	-	-	-	-	806,132	806,132
Total	288,470	2,386,886	3,417,495	3,326,369	30,285	806,132	10,255,637

41

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

16.3.	Fair Value

The fair value of debt on June 30, 2022, is as follows:

	Parent Company		Consolidated
	Fair Book Value (*)		Fair Book Value (*)
Debentures	-	-	1,111,812	1,138,410
ESN 2024	1,812,176	1,660,758	1,812,176	1,660,758
Senior Notes 2025	3,480,254	2,190,368	3,480,254	2,190,368
Senior Secured Notes 2026	3,252,725	2,347,847	3,252,725	2,347,847
Perpetual Notes	822,395	516,549	822,395	516,549
Other Loans	-	-	537,818	537,818
Total	9,367,550	6,715,522	11,017,180	8,391,750

(*) Net Total of Funding Costs.

16.4.	Covenants

The Company has covenants in the Debentures and Senior Secured Notes 2026.

After renegotiating the debentures in the fiscal year ended December 31, 2021, the mandatory measurement of the indicators (biannual) provided for in the deeds of the 7th and 8th issuance will be as of December 2022.

Within the scope of the Senior Secured Notes 2026, the Company complies with guarantee conditions linked to inventory parts (biannual) and intellectual property (annual). On June 30, 2022, the Company had GLA’s parts and equipment guaranteed linked to this agreement meeting the contractual conditions.

42

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
17.	Leases to Pay

On June 30, 2022, the balance of leases to pay includes: (i) R$27,962 from variable payments and short-term leases, exempted as per CPC 06 (R2) - Leases, equivalent to IFRS 16 (R$28,440 on December 31, 2021); and (ii) R$11,583,654 from present value on this date of future lease payments (R$10,734,544 on December 31, 2021).

The breakdown and changes in the present value of future lease payments are shown below:

		Consolidated
	Weighted Average Rate (p.a.)	December 31, 2021										June 30, 2022
		Current	Non-Current	Total	Additions	Write-Off	Contractual Amendment	Payments	Interest Paid	Interest Incurred	Exchange Rate Change	Total	Current	Non-Current
Domestic Currency Contracts
Without Purchase Option	10.65%	29,456	8,552	38,008	171,084	(242)	37,360	(24,801)	-	20,431	-	241,840	28,552	213,288
With Purchase Option	15.71%	-	-	-	1,816	-	-	(434)	(121)	121	-	1,382	956	426
Foreign Currency Contracts
Without Purchase Option	10.45%	1,999,791	8,696,745	10,696,536	905,158	2,558	(62,527)	(1,083,205)	-	542,413	(710,546)	10,290,387	1,944,136	8,346,251
With Purchase Option	6.93%	-	-	-	1,053,891	-	-	(33,492)	(18,707)	24,803	23,550	1,050,045	93,219	956,826
Total		2,029,247	8,705,297	10,734,544	2,131,949	2,316	(25,167)	(1,141,932)	(18,828)	587,768	(686,996)	11,583,654	2,066,863	9,516,791

In the three-month and six-month periods ended June 30, 2022, the Company directly recognized the cost of services, with R$4,856 and R$5,135, respectively, referring to short-term leases and variable payments.

43

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The future payments of lease agreements are detailed as follows:

	June 30, 2022	December 31, 2021
2022	1,784,360	2,977,345
2023	2,582,740	2,370,391
2024	2,208,604	1,970,832
2025	1,918,098	1,673,635
2026	1,631,007	1,360,011
2026 onwards	6,471,739	4,610,635
Total Minimum Lease Payments	16,596,548	14,962,849
Less Total Interest	(4,984,932)	(4,199,865)
Present Value of Minimum Lease Payments	11,611,616	10,762,984
Less Current Portion	(2,094,826)	(2,057,687)
Non-Current Share	9,516,790	8,705,297

17.1.	Sale-Leaseback Transactions

In the six-month period ended June 30, 2022, the Company had 8 sale-leaseback transactions, with net gain totaling R$49,156 in the parent company and R$55,491 in the consolidated recognized as income under “Sale-Leaseback Transactions” in the group of Other Operating Revenues and Expenses, see Note 30.

18.	Suppliers

	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Domestic Currency	22,567	52,079	1,393,817	1,401,093
Foreign Currency	20,920	32,272	510,582	497,877
Total	43,487	84,351	1,904,399	1,898,970

Current	43,471	84,335	1,845,395	1,820,056
Non-Current	16	16	59,004	78,914

19.	Suppliers - Forfaiting

The Company has contracts that allow suppliers to receive their rights in advance from a financial institution. On June 30, 2022, the amount recorded under current liabilities from forfaiting operations totaled R$30,000 (R$22,733 on December 31, 2021).

20.	Taxes to Collect

	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
PIS and COFINS	956	510	202,304	71,515
Installments	-	-	56,939	34,213
Income Tax on Salaries	82	43	37,130	32,940
ICMS	-	-	239	244
Income Tax and Social Contribution to Collect	-	-	22,457	366
Others	21	32	7,778	7,172
Total	1,059	585	326,847	146,450

Current	1,059	585	283,747	122,036
Non-Current	-	-	43,100	24,414

44

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
21.	Advance Ticket Sales

On June 30, 2022, the balance of advance from ticket sales classified in current liabilities was R$3,651,292 (R$2,670,469 on December 31, 2021) and is represented by 9,176,904 tickets sold and not yet used (7,004,554 on December 31, 2021) with an average use of 97 days (126 days on December 31, 2021).

Balances of advance from ticket sales are shown net of breakage corresponding to R$244,093 on June 30, 2022 (R$226,905 on December 31, 2021).

On June 30, 2022, the Company has reimbursements to pay for advance air tickets totaling R$225,858 (R$369,638 on December 31, 2021), recorded as Other liabilities in current liabilities.

22.	Frequent-Flyer Program

	Consolidated
	June 30, 2022	December 31, 2021
Frequent-Flyer Program	2,207,585	2,097,432
Breakage	(546,340)	(480,301)
Total	1,661,245	1,617,131

Current	1,415,560	1,298,782
Non-Current	245,685	318,349

Breakage consists of the estimate of miles with a high potential to expire without being used. CPC 47, corresponding to IFRS 15, provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the miles are redeemed, given that this is not expected before expiration.

23.	Provisions

	Consolidated
	Post-Employment Benefit	Aircraft and Engine Return	Processes Judicial (a)	Total
Balances on December 31, 2021	75,439	2,679,833	832,050	3,587,322
Constitution (Reversal) of Provision	3,441	101,685	136,854	241,980
Provisions Used	-	(19,652)	(125,099)	(144,751)
Present Value Adjustment	3,989	91,089	-	95,078
Monetary and Exchange Rate Change	-	(175,912)	(55)	(175,967)
Balances on June 30, 2022	82,869	2,677,043	843,750	3,603,662

On June 30, 2022
Current	-	708,228	-	708,228
Non-Current	82,869	1,968,815	843,750	2,895,434
Total	82,869	2,677,043	843,750	3,603,662

On December 31, 2021
Current	-	477,324	-	477,324
Non-Current	75,439	2,202,509	832,050	3,109,998
Total	75,439	2,679,833	832,050	3,587,322
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.
45

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

23.1.	Post-Employment Benefit

The Company offers to its employees’ health care plans that, due to complying with current laws, generate liabilities with post-employment benefits.

The actuarial assumptions applied to measure the post-employment benefit remain the same as those disclosed in the annual financial statements.

23.2.	Provisions for Aircraft and Engine Return

Such provision considers the costs that meet the contractual conditions to return aircraft and engines leased with no purchase rights, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements. The initial recognition is under property, plant & equipment, as “Aircraft and Engine Overhauling”.

The Company also has a provision to return aircraft and engines as compensation for the service costs, considering the current conditions of the aircraft and engines and the forecast of use until the actual return. These provisions are measured at present value and will be disbursed until the aircraft and engines are returned.

23.3.	Provision for Legal Proceedings

On June 30, 2022, the Company and its subsidiaries are involved in certain legal matters from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with CPC 25 – “Provisions, Contingent Liabilities and Contingent Assets”, equivalent to IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

	Consolidated
	Probable Loss		Possible Loss
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Civil	191,644	188,500	64,634	55,193
Labor	477,944	475,191	125,178	102,216
Tax	174,162	168,359	748,922	701,556
Total	843,750	832,050	938,734	858,965

In September 2020, a class action was filed in the federal courts of New York against the Company and its Management. The plaintiffs claim alleged losses from an alleged misleading disclosure. In March 2022, the New York court ruled that the case should be closed. Therefore, there are no provisions for this matter.

Details on the other relevant lawsuits were disclosed in the financial statements for the year ended December 31, 2021. In the period ended June 30, 2022, there were no other changes regarding new proceedings or classification of the relevant risk of loss.

46

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

23.3.1.	Active Lawsuits

In 2007, the Company filed an arbitration at the International Court of Arbitration (“ICC”) against the sellers of VRG and its controlling shareholders due to the purchase price adjustment. In January 2011, ICC ruled in GOL’s favor. The procedure to enforce the arbitration decision started at the Cayman Court, jurisdiction of one of the defendants, which ruled in May 2022 in GOL’s favor, confirming that the court decision can be fully enforced. On June 30, 2022, an agreement was signed between the parties, in which GOL will get paid US$42 million. The payment in this agreement and, therefore, the asset recognized by the Company are subject to certain conditions.

24.	Provisions for Investment Losses

24.1.	Breakdown of Investments

The investment information is shown below:

	Parent Company
	June 30, 2022	December 31, 2021
GOL Linhas Aéreas (GLA)
Total Number of Shares	2,762,566,614	2,762,566,614
Share Capital	5,511,194	5,511,194
Interest %	100.00%	100.00%
Shareholders’ Equity (Deficit)	(17,450,595)	(18,292,878)

	June 30, 2022	June 30, 2021
Loss for the Period	(237,493)	(2,134,944)

24.2.	Changes in Investments

GLA
Balances on December 31, 2021	(18,292,878)
Equity Income	(237,493)
Unrealized Income (Expenses) on Hedge	174,620
Foreign Exchange Rate Change on Investment Conversion Abroad	(871)
Share-Based Compensation	9,461
Advances for Future Capital Increase	896,566
Balances on June 30, 2022	(17,450,595)
(a)	Amounts contributed to cash by the parent company, which will be paid later in GLA in operation with the issue of shares.

25.	Shareholders’ Equity

25.1.	Share Capital

On March 14 and April 6, 2022, the Company's Board of Directors approved the capital increases totaling R$352 and R$342, issuing 35,673 and 40,513 preferred shares, respectively, all registered and with no par value, from stock option exercised, which were granted to eligible employees under the Stock Option Plan.

Within the investment agreement between GOL and American Airlines and considering the shareholders who exercised their preemptive rights, on May 20, 2022, the Board of Directors approved a new capital increase, issuing 22,230,606 preferred shares registered and with no par value, totaling R$948,580, excluding costs incurred totaling R$2,272, with R$1.00 (one real) allocated to the share capital and the remainder allocated to the capital reserve.

On June 30, 2022, the Company's share capital totaled R$4,039,806 (R$4,039,112 on December 31, 2021), represented by 3,200,350,715 shares, with 2,863,682,710 common shares and 336,668,005 preferred shares. (3,178,043,923 shares, with 2,863,682,710 common shares and 314,361,213 preferred shares on December 31, 2021). The share capital above is reduced by the costs to issue shares totaling R$157,495 on June 30, 2022 and December 31, 2021.

47

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s shares are held as follows:

	June 30, 2022			December 31, 2021
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
MOBI (1) (2)	100.00%	38.95%	50.89%	100.00%	32.81%	46.69%
American Airlines Inc.	-	6.60%	5.31%	-	-	-
Air France KLM.	-	1.26%	1.01%	-	1.35%	1.07%
Path Brazil (2)	-	3.22%	2.59%	-	3.45%	2.74%
Others	-	1.41%	1.14%	-	1.54%	1.22%
Market	-	48.56%	39.06%	-	60.85%	48.28%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1)	Regarding the Exchangeable Senior Notes issued in 2019, MOBI granted 14,000,000 ADSs lending facility to Bank of America Corporation, which operates the ADS lending facility, to facilitate privately traded derivative transactions or other hedges activities linked to the Exchangeable Senior Notes. The ADSs will be returned to MOBI at when the Exchangeable Senior Notes mature or at the end of the loan agreement.
(2)	It refers to legal entities controlled by the controlling shareholders (Constantino family).

The authorized share capital on June 30, 2022 is R$6 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the Law, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

25.2.	Treasury Shares

On June 30, 2022, the Company had 1,158,656 treasury shares, totaling R$39,514 (1,217,285 shares totaling R$41,514 on December 31, 2021). On June 30, 2022, the closing price of the Company's shares was R$9.07 (R$17.03 on December 31, 2021).

48

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

26.	Earnings (Loss) per Share

The Company's earnings (loss) per share was determined as follows:

	Parent Company and Consolidated
	Three-month period ended on
	June 30, 2022			June 30, 2021
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Numerator
Net Loss (Income) for the Period Attributed to Controlling Shareholders	(574,030)	(2,277,069)	(2,851,099)	144,024	498,889	642,913

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	323,404		2.863,683	282,200
Effect of Dilutive Securities	-	-			430
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	323,404		2,863,683	282,630
Basic Loss (Earnings) per Share	(0.200)	(7.041)		0.050	1.768
Diluted Loss (Earnings) per Share	(0.200)	(7.041)		0.050	1.765

	Parent Company and Consolidated
	Six-month period ended on
	June 30, 2022			June 30, 2021
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Numerator
Net Loss for the Period Attributed to Controlling Shareholders	(49,651)	(193,863)	(243,514)	(427,886)	(1,457,604)	(1,885,490)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	318,307		2,863,683	277,503
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	318,307		2,863,683	277,503
Basic Loss (Earnings) per Share	(0.017)	(0.609)		(0.149)	(5.253)
Diluted Loss (Earnings) per Share	(0.017)	(0.609)		(0.149)	(5.253)

27.	Share-Based Compensation

The conditions of the restricted share and stock options payment plans granted to the Company’s Executive Officers were disclosed in detail in the financial statements for the year ended December 31, 2021 and did not change during the period ended on June 30, 2022.

The movement of the plans in the period ended June 30, 2022 is as follows:

49

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

27.1.	Stock Option Plan – GOL

	Number of Stock Options	Weighted Average Price of the Period
Options Outstanding on December 31, 2021	7,432,661	12.90
Options Exercised	(207,179)	3.87
Options canceled and adjustments in estimated prescribed rights	(2,951,327)	20.78
Options Outstanding on June 30, 2022	4,274,155	15.65

Number of Options Exercisable on:
December 31, 2021	6,407,403	12.62
June 30, 2022	3,872,181	15.91

The expense recognized in income for the period corresponding to the stock option plans in the period ended June 30, 2022 was R$4,096 (R$4,626 in the period ended June 30, 2021).

27.2.	Restricted Share Plan – GOL

In the period ended June 30, 2022, the Company transferred 58,630 treasury shares to settle the restricted stock plan. On June 30, 2022, the Company had 1,487,620 restricted shares (1,546,250 on December 31, 2021).

The expense recognized in income (expenses) for the period corresponding to the restricted shares plans in the period ended June 30, 2022 was R$5,365 (R$3,518 in the period ended June 30, 2021).

28.	Transactions with Related Parties

28.1.	Loan Agreements - Non-current Assets and Liabilities

The parent company maintains assets and liabilities from loan agreements with its subsidiary GLA without interest, as shown in the table below:

				Assets		Liabilities
Creditor	Debtor	Type of Transaction	Interest Rate (p.a.)	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
GOL	GLA	Loan	3.42%	902,730	903,297	-	-
GAC	GLA	Loan	1.00%	1,110,897	1,257,057	110,073	6,692
Gol Finance	GLA	Loan	4.06%	4,458,205	4,847,921	-	-
Total				6,471,832	7,008,275	110,073	6,692

On June 30, 2022 and December 31, 2021, the Company had no dividends and interest on shareholders’ equity receivable.

50

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

In addition to the values above, the following table shows the other balances between the Companies eliminated in the Consolidated:

					Balances
Creditor	Debtor	Type of Transaction	Maturity of the Contracts	Interest Rate (p.a.)	June 30, 2022	December 31, 2021
Gol Finance	GOL	Subscription Bonus(*)	07/2024	-	602,350	602,350
Gol Finance Inc.	GAC	Loan	02/2025	8.64%	1,188,247	1,269,464
Gol Finance	GAC	Loan	01/2023	3.83%	992,092	1,181,126
Gol Finance	Gol Finance Inc.	Loan	04/2023	1.44%	524,544	557,544
Gol Finance Inc.	Gol Finance	Loan	03/2020	11.70%	1,819	1,938
GLA	Smiles Viagens	Dividends	-	-	576	267
Smiles Viagens	GLA	Onlending	-	-	7,703	687
Smiles Argentina	GLA	Onlending	-	-	1,092	4,466
Total					3,318,423	3,617,842

(*) The subsidiary Gol Finance, through Gol Equity Finance, acquired warrants issued by the Company in the context of the issue of Exchangeable Senior Notes.

28.2.	Transportation and Consulting Services

Throughout its operations, the Company, by itself and through its subsidiaries, signed agreements with the companies listed below, part of the Company’s economic group:

•     Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until March 2023; and

•     Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, actual until September 2026.

On June 30, 2022, the subsidiary GLA recognized a total expense related to these services of R$1,825 (R$1,601 on December 30, 2021). On the same date, the balance to pay to related companies, under “suppliers”, was of R$2,772 (R$3,397 on December 31, 2021).

28.3.	Account Opening UATP Contracts (“Universal Air Transportation Plan”) to Grant Credit Limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airfare and related services, seeking to simplify billing and make feasible payment between the participating companies.

The companies indicated above are owned by the individuals who control Mobi and Path Brazil, the Company's main shareholders.

51

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

28.4.	Commercial Partnership and Maintenance Agreement

In February 2014, the Company signed an exclusive strategic partnership agreement for business cooperation with AirFrance-KLM. In January 2017, the Company signed an extension of the scope for the inclusion of maintenance services. During the period ended June 30, 2022, component maintenance expenses carried out at the AirFrance-KLM workshop were R$27,283 (R$34,420 on June 30, 2021). On June 30, 2022, the Company has R$111,500 in the “Suppliers” account under current liabilities of these agreements (R$99,976 on December 31, 2021).

28.5.	Multimodal Transportation Commercial Partnership Agreement

The subsidiary GLA signed a commercial partnership agreement with the companies União Transporte, Itamarati Express and Cruz Encomendas (together, “Grupo Comporte”), Tex Transportes and Expresso Luxo, effective for 3 years, to provide multimodal transportation services, including road freight transportation by the Partners and air transportation services by GLA. To attain the Agreement, GLA signed an Agreement to provide multimodal transportation services with each of the companies. The parties will be paid for the service linked to the section operated by each party, issuing their due CTe, according to the price tables established by each Party.

The companies from Grupo Comporte are owned by the individuals who control Mobi and Path Brazil, the Company's main shareholders.

28.6.	Compensation of the Key Management Personnel

	Consolidated
	Three-Month Period Ended		Six-Month Period
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Salaries, Bonus and Benefits (*)	8,700	16,066	18,863	29,637
Payroll Charges	2,282	6,230	6,353	7,731
Share-Based Compensation	4,234	4,622	9,391	9,590
Total	15,216	26,918	34,607	46,958

(*) Includes compensation for members of management and audit committee.

29.	Revenue

	Consolidated
	Three-month period ended on		Six-month period ended on
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Passenger Transportation (*)	3,096,924	919,445	6,212,416	2,382,290
Cargo	113,520	81,900	217,749	167,044
Mileage Revenue	146,587	82,836	264,183	171,100
Other Revenues	10,906	7,500	21,465	15,226
Gross Revenue	3,367,937	1,091,681	6,715,813	2,735,660

Incurring Taxes	(125,882)	(63,309)	(253,306)	(139,661)
Net Revenue	3,242,055	1,028,372	6,462,507	2,595,999

(*) Of the total amount, R$41,980 and R$98,294 in the three-month and six-month periods ended June 30, 2022 include revenues from no-show passengers, rebooking, ticket cancellation (R$107,162 and R$219,308 in the three-month and six-month periods ended June 30, 2021).

In the three-month and six-month periods ended June 30, 2022, revenues earned in the foreign market represent less than 10% of total revenues.

52

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

30.	Costs and Expenses by Nature
	Parent Company
	Three-Month Period Ended		Six-Month Period Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Selling Expenses
Sales and Marketing	(285)	(48)	(285)	(48)
Other Selling Expenses	(1)	(345)	(1)	(345)
Total Selling Expenses	(286)	(393)	(286)	(393)

Administrative Expenses
Personnel	(880)	(4,352)	(1,931)	(7,812)
Services	(8,347)	(6,378)	(14,498)	(24,545)
Other Administrative Expenses	(5,855)	(66,105)	(14,758)	(72,058)
Total Administrative Expenses	(15,082)	(76,835)	(31,187)	(104,415)

Other Operational Revenues (Expenses)
Sale-Leaseback Transactions (a)	-	-	49,156	-
Other Operating Revenues (Expenses)	(186)	(9)	14,923	480
Total Other Operating Revenues and (Expenses), Net	(186)	(9)	64,079	480

Total	(15,554)	(77,237)	32,606	(104,328)

(a)	See Note 17.1

53

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Three-Month Period Ended Six-Month Period Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Cost of Services
Personnel	(357,582)	(296,421)	(754,731)	(608,467)
Fuels and Lubricants(c)	(1,448,857)	(376,187)	(2,654,532)	(942,315)
Maintenance, Material and Repairs	(89,647)	(87,965)	(279,645)	(241,331)
Passenger Costs	(171,320)	(118,574)	(361,589)	(226,590)
Services	(45,934)	(34,953)	(97,101)	(77,992)
Landing Fees	(172,110)	(69,689)	(337,687)	(183,754)
Depreciation and Amortization	(360,038)	(193,256)	(694,881)	(433,160)
Other Operating Costs	(72,670)	(66,898)	(151,493)	(165,579)
Total Cost of Services	(2,718,158)	(1,243,943)	(5,331,659)	(2,879,188)

Selling Expenses
Personnel	(8,926)	(7,708)	(17,746)	(13,830)
Services	(38,610)	(26,469)	(82,178)	(49,982)
Sales and Marketing	(242,899)	(58,489)	(407,592)	(124,850)
Other Selling Expenses	(19,816)	(8,380)	(29,859)	(16,163)
Total Selling Expenses	(310,251)	(101,046)	(537,375)	(204,825)

Administrative Expenses
Personnel (a)	(127,407)	(165,550)	(302,754)	(311,814)
Services	(131,193)	(130,957)	(222,828)	(251,507)
Depreciation and Amortization	(28,137)	(24,548)	(54,071)	(58,268)
Other Administrative Expenses	(16,591)	(110,975)	(89,123)	(173,634)
Total Administrative Expenses	(303,328)	(432,030)	(668,776)	(795,223)

Other Operating Revenues (Expenses)
Sale-Leaseback Transactions (d)	-	-	55,491	-
Recovery of Taxes Paid	-	-	-	59,874
Idleness - Depreciation and Amortization (b)	(39,074)	(80,535)	(75,846)	(143,210)
Idleness - Personnel	-	(320)	-	(320)
Other Operating Revenues (Expenses)	(63,158)	19,253	(19,115)	34,140
Total Other Operating (Expenses) Revenues, Net	(102,232)	(61,602)	(39,470)	(49,516)

Total	(3,433,969)	(1,838,621)	(6,577,280)	(3,928,752)
(a)	The Company recognizes compensation paid to members of the Audit Committee, the Board of Directors and the Fiscal Board in the "Salaries" line item.
(b)	See Note 1.2.1
(c)	See Note 1.3
(d)	See Note 17.1
54

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

31.	Financial Income (Expenses)
	Parent Company				Consolidated
	Three-month period ended on		Six-month period ended on		Three-month period ended on		Six-month period ended on
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Financial Revenues
Gains from Financial Investments	11,157	1,207	12,322	1,263	26,392	6,375	39,026	13,213
Others (a) (b)	40,298	31,919	82,934	61,908	4,712	183	10,334	6,468
Total Financial Revenues	51,455	33,126	95,256	63,171	31,104	6,558	49,360	19,681

Financial Expenses
Interest and Costs on Loans and Financing	(201,209)	(180,568)	(415,797)	(348,135)	(259,174)	(210,129)	(527,671)	(404,769)
Interest on Leases	-	-	-	-	(331,144)	(217,733)	(587,768)	(445,060)
Interests on the Provision for Aircraft Return	-	-	-	-	(7,256)	(19,021)	(91,089)	(37,891)
Commissions, Bank Charges and Interest on Other Operations (d)	(27)	(2,366)	(30)	(18,544)	(127,408)	(29,458)	(228,353)	(82,066)
Others	(406)	(5,649)	(446)	(8,153)	(97,719)	(3,619)	(144,428)	(26,926)
Total Financial Expenses	(201,642)	(188,583)	(416,273)	(374,832)	(822,701)	(479,960)	(1,579,309)	(996,712)

Derivative Financial Instruments
Conversion Right and Derivatives - ESN, Net (c)	36,526	30,876	33,560	103,366	36,526	30,876	33,560	103,366
Other Derivative Financial Instruments, Net	-	-	-	-	2,623	(1,612)	(77)	(348)
Total Derivative Financial Instruments	36,526	30,876	33,560	103,366	39,149	29,264	33,483	103,018

Monetary and Foreign Exchange Rate Variations, Net	(380,135)	461,426	252,914	136,860	(2,024,113)	1,924,057	1,380,769	391,614

Total	(493,796)	336,845	(34,543)	(71,435)	(2,776,561)	1,479,919	(115,697)	(482,399)

(a)	In the period ended June 30, 2022, of the total parent company and consolidated balances, R$2,143 and R$11,230, respectively, refer to PIS and COFINS on financial revenues earned, as per Decree 8426 of April 1 2015 (R$889 and R$9,755 in the period ended June 30, 2021).
(b)	The balance recorded in Others in the Parent Company includes interest on loan totaling R$85,078 in the period ended June 30, 2022 (R$62,796 in the period ended June 30, 2021).
(c)	See Note 33.2 (ESN and Capped call).
(d)	The increase in these expenses in the period is substantially linked to interest on the advance of receivables with sales growth.

55

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
32.	Commitments

On June 30, 2022, the Company had 95 firm orders (103 on December 31, 2021) for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The present value of firm orders on June 30, 2022, considering an estimate of contractual discounts, corresponds to around R$20,274,246 (R$21,947,804 on December 31, 2021), equivalent to US$3,870,608 (US$3,932,946 on December 31, 2021), and are segregated as follows:

	Parent Company and Consolidated
	June 30, 2022	December 31, 2021
2022	877,638	2,805,899
2023	4,057,379	3,384,587
2024	5,522,399	6,101,396
2025	6,530,234	6,428,138
2026	3,286,596	3,227,784
Total	20,274,246	21,947,804

Of the total commitments presented above, the Company must disburse R$6,870,960 (corresponding to US$1,311,753 on June 30, 2022) as advances for aircraft acquisition, according to the cash flow below:

	Parent Company and Consolidated
	June 30, 2022	December 31, 2021
2022	181,327	248,109
2023	1,400,152	1,174,768
2024	1,905,895	2,145,764
2025	2,253,391	2,279,227
2026	1,130,195	1,141,513
Total	6,870,960	6,989,381

33.	Financial Instruments and Risk Management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, foreign currency and interest rate), credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors.

The details regarding the way the Company manages risks were presented in the financial statements related to the year ended December 31, 2021. Since then, there have been no changes.

56

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
33.1.	Accounting Classifications of Financial Instruments

The accounting classifications of the Company's consolidated financial instruments on June 30, 2022 and December 31, 2021 are shown below:

	Parent Company				Consolidated
	Measured at Fair Value through Income (Expenses)		Cost amortized		Measured at Fair Value through Income (Expenses)		Cost amortized
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Assets							2021
Cash and Bank Deposits	20,527	2,981	-	-	130,822	116,123	-	-
Cash Equivalents	241,127	207,960	-	-	263,244	370,135	-	-
Financial Investments	4,468	4,378	-	-	426,479	373,689	-	-
Trade Receivables	-	-	-	-	-	-	1,091,852	850,683
Deposits (a)	-	-	2,619	2,790	-	-	1,504,817	1,373,109
Rights from Derivative Transactions	11,604	107,170	-	-	75,995	114,060	-	-
Credits with Related Companies	-	-	6,471,832	7,008,275	-	-	-	-
Other Credits	-	-	27,469	14,458	-	-	209,863	189,017

Liabilities
Loans and Financing (b)	30,985	162,568	9,336,565	9,859,000	30,985	162,568	10,986,195	11,737,462
Leases to Pay	-	-	-	-	-	-	11,611,616	10,762,984
Suppliers	-	-	43,487	84,351	-	-	1,904,399	1,898,970
Suppliers - Forfaiting	-	-	-	-	-	-	30,000	22,733
Obligations to Related Parties	-	-	110,073	6,692	-	-	-	-
Other Liabilities	-	-	495,976	581,766	-	-	837,679	1,023,700

(a)	Excludes court deposits, as described in Note 10.
(b)	The balances on June 30, 2022 and December 31, 2021, classified as measured at fair value through income (expense), are related to the derivative contracted through Exchange Senior Notes.

57

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

In the period ended June 30, 2022, there was no change in the classification between categories of the financial instruments.

33.2.	Derivative and Non-Derivative Financial Instruments

The Company's derivative financial instruments were recognized as follows in the Balance sheet:

	Derivatives					Non-Derivative
	Fuel	Interest Rate	Exchange Rate	Capped Call	ESN 2024	Revenue Hedge	Total
Fair Value Changes
Rights (Liabilities) with Derivatives on December 31, 2021	6,890	-	-	107,170	(162,568)	-	(48,508)
Gains (Losses) Recognized in Income (Expenses)	-	-	6,996	(95,566)	131,583	-	43,013
Gains Recognized in Equity Valuation Adjustments	(3,684)	-	-	-	-	-	(3,684)
Settlements (Payments Received) During the Period	43,433	-	10,756	-	-	-	54,189
Rights (Obligations) with Derivatives on June 30, 2022	46,639	-	17,752	11,604	(30,985)	-	45,010
Rights from Derivative Transactions - Current	34,739	-	17,752	-	-	-	52,491
Rights from Derivative Transactions - Non-Current	11,900	-	-	11,604	-	-	23,504
Loans and Financing	-	-	-	-	(30,985)	-	(30,985)

Changes in the Equity Valuation Adjustments
Balance on December 31, 2021	(9,228)	(296,829)	-	-	-	(612,744)	(918,801)
Fair Value Adjustments During the Period	(3,684)	-		-	-		(3,684)
Adjustments of Hedge Accounting of Revenue	-	-	-	-	-	129,644	129,644
Net Reversals to Income (Expenses)	6,174	3,390	-	-	-	39,096	48,660
Balances on June 30, 2022	(6,738)	(293,439)	-	-	-	(444,004)	(744,181)

Effects on Income (Expenses)	(6,174)	(3,390)	6,996	(95,566)	131,583	(168,740)	(135,291)
Net Revenue	-	-	-	-	-	(44,868)	(44,868)
Cost of Services	(2,491)	-	-	-	-	-	(2,491)
Financial Income (Expenses)	(3,683)	(3,390)	6,996	(86,025)	119,585	-	33,483
Exchange Rate Change	-	-	-	(9,541)	11,998	(123,872)	(121,415)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC 48 - Financial Instruments (equivalent to IFRS 9).

On June 30, 2022, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates) and for aeronautical fuel protection and future revenue in US Dollar.

The schedule to realize the balance of Equity Valuation Adjustments on June 30, 2022, referring to cash flow hedges, is as follows:

	2022	2023	2024	2025	2026	2026 onwards	Total
Fuel	(6,738)	-	-	-	-	-	(6,738)
Interest Rate	(3,616)	(29,617)	(33,000)	(34,301)	(34,134)	(158,771)	(293,439)
Revenue Hedge	(74,400)	(203,238)	(166,366)	-	-	-	(444,004)
Total	(84,754)	(232,855)	(199,366)	(34,301)	(34,134)	(158,771)	(744,181)

58

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

33.3.	Market Risks

33.3.1.	Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. To mitigate such risks, the Company can use derivative financial instruments.

The table below shows the sensitivity analysis of the derivative financial instruments contracted on this base date, considering the fluctuation in the prices of a barrel of jet fuel in US dollars, at R$100.28 on June 30, 2022:

	Fuel
	US$/bbl (WTI)	R$ (000)
Decline in Prices/Barrel (-25%)	82.99	(31,349)
Decline in Prices/Barrel (-10%)	95.18	(15,565)
Increase in Prices/Barrel (+10%)	113.41	20,206
Increase in Prices/Barrel (+25%)	138.31	58,925

33.3.2.	Interest Rate

The Company is mainly exposed to lease transactions indexed to changes in the Libor rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments. On June 30, 2022, the Company did not have derivatives to hedge this exposure.

On June 30, 2022, the Company held financial investments and debts with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on June 30, 2022 that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Financial Investments Net of Financial Debt (a)
Risk	Increase in the CDI rate	Libor Rate Increase
Reference Rates	13.15%	1.30%
Exposure Amount (Probable Scenario) (b)	(584,162)	(2,272,213)
Remote Favorable Scenario (-25%)	19,890	7,375
Possible Favorable Scenario (-10%)	7,956	2,950
Possible Adverse Scenario (+10%)	(7,956)	(2,950)
Remote Adverse Scenario (+25%)	(19,890)	(7,375)
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and Libor rates.
(b)	Equity book balances recorded on June 30, 2022.

33.3.3.	Exchange Rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. The Company is mainly exposed to the exchange rate change of the U.S. dollar.

59

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	Parent Company		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Assets
Cash, Cash Equivalents and Financial Investments	21,799	3,626	234,495	153,040
Trade Receivables	-	-	236,525	171,473
Deposits	2,619	2,790	1,504,817	1,373,109
Rights from Derivative Transactions	11,604	107,170	75,995	114,060
Total Assets	36,022	113,586	2,051,832	1,811,682

Liabilities
Loans and Financing	(9,367,550)	(10,021,568)	(9,865,324)	(10,677,266)
Leases to Pay	-	-	(11,368,394)	(10,724,976)
Suppliers	(20,920)	(32,272)	(510,582)	(497,877)
Provision for Aircraft and Engine Return	-	-	(2,677,043)	(2,679,833)
Total Liabilities	(9,388,470)	(10,053,840)	(24,421,343)	(24,579,952)

Exchange Rate Exposure Liabilities	(9,352,448)	(9,940,254)	(22,369,511)	(22,768,270)

Commitments Not Recorded in the Statements of Financial Position
Future Liabilities from Firm Aircraft Orders	(20,274,246)	(21,947,804)	(20,274,246)	(21,947,804)
Total	(20,274,246)	(21,947,804)	(20,274,246)	(21,947,804)

Total Exchange Rate Exposure (in R$)	(29,626,694)	(31,888,058)	(42,643,758)	(44,716,074)
Total Foreign Exchange Exposure (in US$)	(5,656,108)	(5,714,194)	(8,141,229)	(8,012,915)
Exchange Rate (R$/US$)	5.2380	5.5805	5.2380	5.5805

On June 30, 2022, the Company adopted the exchange rate of R$5.2380/US$1.00, corresponding to the closing rate for the month disclosed by the Central Bank of Brazil as a likely scenario. The table below shows the sensitivity analysis and the effect on Income (Expenses) of exchange rate fluctuations in the exposure on June 30, 2022:

		Effect on Income (Expenses)
	Exchange Rate	Parent Company	Consolidated
Net Liabilities Exposed to the Risk of Appreciation of the U.S. dollar	5.2380	(9,352,448)	(22,369,511)
Dollar Depreciation (-25%)	3.9285	2,338,112	5,592,378
Dollar Depreciation (-10%)	4.7142	935,245	2,236,951
Dollar Appreciation (+10%)	5.7618	(935,245)	(2,236,951)
Dollar Appreciation (+25%)	6.5475	(2,338,112)	(5,592,378)

33.3.4.	Capped Call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the Note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

60

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

33.4.	Credit Risk

The credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, financial investments and trade receivables. Financial assets classified as cash, cash equivalents and financial investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 and NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

33.5.	Liquidity Risk

The Company is exposed to liquidity risk in two distinct ways: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating liabilities at the maturity dates. To meet the liquidity risk management, the Company invests its resources in liquid assets (federal government bonds, CDBs, and investment funds with daily liquidity) and the Cash Management Policy establishes that the weighted average term of the debt must be greater than the weighted average term of the investment portfolio.

The schedules of financial liabilities held by the Company's consolidated financial liabilities on June 30, 2022 and December 31, 2021 are as follows:

	Parent Company
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and Financing	153,828	-	8,407,590	806,132	9,367,550
Suppliers	43,471	-	16	-	43,487
Obligations to Related Parties	-	-	110,073	-	110,073
Other Liabilities	141,573	-	354,403	-	495,976
On June 30, 2022	338,872	-	8,872,082	806,132	10,017,086

Loans and Financing	164,304	-	8,998,421	858,843	10,021,568
Suppliers	84,335	-	16	-	84,351
Obligations to Related Parties	-	-	6,692	-	6,692
Other Liabilities	85,843	-	495,923	-	581,766
On December 31, 2021	334,482	-	9,501,052	858,843	10,694,377

61

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and Financing	452,176	309,367	9,449,750	805,887	11,017,180
Leases to Pay	1,252,023	842,803	5,121,405	4,395,385	11,611,616
Suppliers	1,845,395	-	59,004	-	1,904,399
Suppliers - Forfaiting	30,000	-	-	-	30,000
Other Liabilities	399,726	-	437,953	-	837,679
On June 30, 2022	3,979,320	1,152,170	15,068,112	5,201,272	25,400,874

Loans and Financing	478,566	156,048	10,373,517	891,899	11,900,030
Leases to Pay	1,209,215	848,472	5,159,608	3,545,689	10,762,984
Suppliers	1,820,056	-	78,914	-	1,898,970
Suppliers - Forfaiting	22,733	-	-	-	22,733
Other Liabilities	455,251	-	568,449	-	1,023,700
On December 31, 2021	3,985,821	1,004,520	16,180,488	4,437,588	25,608,417

33.6.	Capital Management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that considers suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt. The following table shows the financial leverage:

	Consolidated
	June 30, 2022	December 31, 2021
Total Loans and Financing	11,017,180	11,900,030
Total Leases to Pay	11,611,616	10,762,984
(-) Cash and Cash Equivalents	(394,066)	(486,258)
(-) Financial Investments	(426,479)	(373,689)
Net Debt	21,808,251	21,803,067

34.	Non-Cash Transactions

	Parent Company
	June 30, 2022	June 30, 2021
Share-Based Compensation (Investments / Capital Reserves)	9,461	8,547
Unrealized Income (Expenses) of Derivatives (Investments/Equity Valuation Adjustments)	174,620	415,782
Capital Increase by Issuing Shares to Minority Shareholders	-	606,839
Income (Expenses) on the Sale of Treasury Shares	-	279
Transfer of Treasury Shares	2,000	19,834

62

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	June 30, 2022	June 30, 2021
Debt Amortization with Linked Investments (Financial Investments / Loans and Financing)	-	198,270
Write-Off of Lease Agreements (Other Revenues / Leases Payable)	242	-
Debt Amortization with Deposits Invested (Deposits / Leases to Pay)	-	(8,126)
Right of Use Non-Aeronautical Assets (Property, Plant & Equipment / Leases to Pay)	172,900	-
Leaseback and Additions of Aircraft Leases (Property, Plant & Equipment/Leases)	1,852,842	430,658
Contractual Leases Renegotiation (Property, Plant & Equipment / Leases to Pay)	25,167	47,449
Provision for Aircraft Return (Property, Plant & Equipment / Provisions)	25,437	10,326
Unrealized Income (Expenses) of Derivatives (Derivative Rights/Equity Valuation Adjustments)	174,620	415,782
Capital Increase by Issuing Shares to Minority Shareholders	-	606,839
Capital Reserve Recognized	-	744,450
Income (Expenses) on the Sale of Treasury Shares	-	279
Transfer of Treasury Shares	2,000	19,834
63

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
35.	Liabilities from Financing Activities

The changes for the periods ended June 30, 2022 and 2021 of the liabilities of the Company's financing activities are shown below:

35.1.	Parent Company

			June 30, 2022
				Adjustment to Profit			Non-Cash Transactions
	Opening Balance	Net Cash from Financing Activities	Net Cash Used in Operating Activities	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Hedge Results	Share-Based Compensation	Income (Expenses) on the Sale and Transfer of Treasury Shares	Closing Balance
Obligations to Related Parties	6,692	99,729	-	3,652	-	-	-	-	110,073
Share Capital	4,039,112	694	-	-	-	-	-	-	4,039,806
Shares to Issue	3	588	-	-	-	-	-	-	591
Capital Reserve	208,711	946,308	-	-	-	-	9,461	(2,000)	1,162,480

			June 30, 2021
				Adjustment to Profit			Non-Cash Transactions
	Opening Balance	Net Cash (Used in) from Financing Activities	Net Cash from Operating Activities	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Hedge Results	Capital Increase with Non-Controlling Shareholders	Income (Expenses) on the Sale and Transfer of Treasury Shares	Closing Balance
Loans and Financing	7,629,713	1,001,906	(326,520)	(334,229)	396,795	(124,954)	-	-	8,242,711
Obligations to Related Parties	3,009,436	423,061	-	-	-	-	606,839	-	4,039,336
Share Capital	1,180	908	-	-	-	-	-	-	2,088
Shares to Issue	(62,215)	588	-	-	-	-	-	20,113	(41,514)

64

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

35.2.	Consolidated

	June 30, 2022
				Non-Cash Transactions				Adjustment to Profit
	Opening Balance	Net Cash (Used in) from Financing Activities	Net Cash Used in Operating Activities	Transfer of Treasury Shares	Acquisition of Property, Plant & Equipment under New Agreements and Contractual Amendment	Write-Off of Lease Agreement	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Hedge Results	Share-Based Compensation	Closing Balance
Loans and Financing	11,900,030	(166,443)	(456,927)	-	-	-	(667,566)	527,671	(119,585)	-	11,017,180
Leases to Pay	10,762,984	(1,141,932)	(19,361)	-	2,106,782	2,316	(686,941)	587,768	-	-	11,611,616
Share Capital	4,039,112	694	-	-	-	-	-	-	-	-	4,039,806
Shares to Issue	3	588	-	-	-	-	-	-	-	-	591
Capital Reserve	208,711	946,308	-	(2,000)	-	-	-			9,461	1,162,480

	June 30, 2021
				Non-Cash Transactions				Adjustment to Profit
	Opening Balance	Net Cash (Used in) from Financing Activities	Net Cash Used in Operating Activities	Acquisition of Property, Plant & Equipment under New Agreements and Contractual Amendment	Transaction with Non-Controlling Shareholders and Sale/Transfer of Treasury Shares	Amortization with Linked Assets	Distribution of Interim Dividends	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Hedge Results	Closing Balance
Loans and Financing	9,976,966	939,729	(378,944)	-	-	(198,270)	-	(373,966)	453,449	(124,954)	10,294,010
Leases to Pay	7,584,192	(524,898)	17,794	478,107	-	(8,126)	-	(296,202)	445,062	-	7,695,929
Dividends and ISE to Pay (1)	23,139	(260,131)	-	-	-	-	236,992	-	-	-	-
Share Capital	3,009,436	423,061	-	-	606,839	-	-	-	-	-	4,039,336
Shares to Issue	1,180	908	-	-	-	-	-	-	-	-	2,088
Treasury Shares	(62,215)	588	-	-	20,113	-	-	-	-	-	(41,514)
Capital Reserve	207,246	(744,450)	8,547	-	724,337	-	-	-	-	-	195,680

(1)	The amount is recorded in the Other liabilities group, in current liabilities

65

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer